Filed pursuant to Rule 424(b)(3)

Registration No. 333-122431

Prospectus

ORION ACQUISITION CORP. II

Common Stock

(par value $0.01 per share)

This prospectus relates to the resale by selling stockholders of up to 3,701,319 shares of our common stock and the issuance and sale by us of up to 225,500 shares of our common stock issuable upon the exercise of our outstanding Class B Warrants.

We will not receive any proceeds in this offering from the resale of the shares of common stock held by the selling stockholders. We may receive proceeds in this offering from the issuance and sale of our shares of common stock issuable upon exercise of the outstanding Class B Warrants in the event that Class B Warrantholders exercise such warrants and pay the applicable cash exercise price in connection with such exercise.

Pursuant to certain registration rights agreements entered into by and among us and certain selling stockholders, subject to certain exceptions, we have agreed to pay all expenses of the company and all reasonable expenses of the selling stockholders (excluding transfer taxes and underwriters’ discounts, commissions and the like of the selling stockholders), in each case incurred in connection with the registration of the shares of common stock covered by this prospectus.

Our common stock is quoted on the OTC Bulletin Board under the symbol “MTMR.” On May 12, 2005, the average of the high ask and low bid prices, respectively, of our common stock as reported on the OTC Bulletin Board was $3.88 per share.

Investing in our common stock involves a high degree of risk. Please carefully consider the “ Risk Factors” beginning on page 5 of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SHARES OF COMMON STOCK OR PASSED ON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is May 16, 2005

Page
SUMMARY	1
RISK FACTORS	5
FORWARD-LOOKING STATEMENTS	15
USE OF PROCEEDS	16
DIVIDEND POLICY	16
DETERMINATION OF OFFERING PRICE	16
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION	17
BUSINESS	19
MANAGEMENT	34
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	37
DESCRIPTION OF TRANSACTIONS	40
DESCRIPTION OF CAPITAL STOCK	42
PRINCIPAL AND SELLING STOCKHOLDERS	46
MARKET FOR COMMON STOCK AND RELATED MATTERS	49
PLAN OF DISTRIBUTION	50
LEGAL MATTERS	52
EXPERTS	52
WHERE YOU CAN FIND MORE INFORMATION	52
PROVISION FOR INDEMNIFICATION	53
EXPLANATORY NOTE	55
CONSOLIDATED FINANCIAL STATEMENTS OF ORION ACQUISITION CORP. II	F-1
Financial Statements Index	F-1
Report of Singer Lewak Greenbaum & Goldstein LLP, Independent Registered Public Accounting Firm of Orion Acquisition Corp. II	F-2
Consolidated Balance Sheet as of December 31, 2004	F-3

Restated Consolidated Statements of Operations for the year ended December 31, 2004, for the period from inception (September 4, 2003) to December 31, 2003, and for the period from inception (September 4, 2003) to December 31, 2004

F-4
Consolidated Statements of Stockholders’ Equity for the period from inception (September 4, 2003) to December 31, 2004	F-5

Consolidated Statements of Cash Flows for the year ended December 31, 2004, for the period from inception (September 4, 2003) to December 31, 2003, and for the period from inception (September 4, 2003) to December 31, 2004

F-6
Notes to Consolidated Financial Statements	F-7

i

SUMMARY

The following summary provides an overview of certain information about our company and the offering and may not contain all the information that may be important to you. This summary is qualified in its entirety by and should be read together with the information contained in other parts of this prospectus. You should carefully read this entire prospectus before making a decision about whether to invest in our common stock.

The Company

We are a life sciences company based in San Francisco, California. Our business strategy is to identify and acquire development stage medical technologies, including both pharmaceuticals and medical devices, that have promising scientific, clinical and commercial prospects and strong intellectual property positions, and to develop those technologies through a largely outsourced model to achieve value-enhancing milestone events. By “valuation-enhancing milestone events” we mean milestone events in the development of pharmaceutical and medical device product candidates which increase the value of those product candidates. Examples of “valuation-enhancing milestone events” include receiving regulatory approval to commence human testing of a product candidate, generating data from human testing which indicate that a product candidate is likely to be safe and effective for its intended use, receiving regulatory approval to market a product candidate and obtaining the issuance of one or more patents covering a product candidate. If we successfully reach such milestone events, we will then consider selling or partnering a given program to a larger pharmaceutical or medical device company or, alternatively, to continue development ourselves to achieve the next milestone event. We believe that our competitive advantages are our ability to identify and acquire medical technologies with favorable risk/reward ratios, our focus on rapid development, and our use of largely outsourced development functions, which allows us to minimize infrastructure and fixed costs and maximize flexibility.

We have acquired and are currently developing two technologies, both of which are small molecule drugs targeted at Alzheimer’s disease. Our lead product candidate, Dimebon, is scheduled to enter a randomized, double-blind, placebo-controlled Phase II efficacy study in Alzheimer’s disease patients in Russia in the second or third quarter of 2005. Our second product candidate, NT0904, is in the preclinical research phase. We are also evaluating other medical technologies for potential acquisition, and will continue to do so. We will consider medical technologies based on their scientific, clinical and commercial potential, and intellectual property position, and will not limit ourselves to neurology or any other specific field of medicine.

The company is the product of the merger between Medivation, Inc. and Medivation Acquisition Corp., a wholly owned subsidiary of Orion Acquisition Corp. II, which was completed as part of the transactions, including the merger and the financing, on December 17, 2004. Prior to the merger, Orion Acquisition Corp. II had not engaged in any substantive commercial operations, and Medivation, Inc. was a privately held life sciences company. Neither Orion Acquisition Corp. II nor Medivation, Inc. has generated any revenues to date. Orion Acquisition Corp. II was incorporated in Delaware in October 1995 as a “blank check company,” as the term is defined in Rule 419 of Regulation C of the Securities Act of 1933, for the purpose of acquiring an operating business by purchase, merger, combination or otherwise. Medivation, Inc. was incorporated in Delaware in September 2003. From its inception in September 2003 to December 17, 2004, Medivation, Inc.’s activities consisted of identifying and acquiring the intellectual property covering our Dimebon and NT0904 product candidates, obtaining approval from the Russian Ministry of Health to conduct our planned Phase II study of Dimebon, arranging for the manufacture of Dimebon drug substance for use in that study, and obtaining financing for that study and our other business operations. During this period, Medivation, Inc. funded its operations through the sale of $1,850,000 in convertible bridge notes to two investors. See “Certain Relationships and Related Transactions—Transactions with Mr. Grano—Convertible Bridge Notes and Warrants” and “—Transactions with Dara BioSciences, Inc.”

The Transactions

On December 17, 2004, Orion Acquisition Corp. II entered into an agreement and plan of merger by and among Orion Acquisition Corp. II, Medivation Acquisition Corp. and Medivation, Inc., providing for the merger of Medivation Acquisition Corp. with and into Medivation, Inc., and pursuant to which Medivation, Inc. became the surviving corporation and a wholly owned subsidiary of Orion Acquisition Corp. II. Pursuant to the merger agreement, each outstanding share of common stock of Medivation, Inc. was converted into 0.122935 shares of the Series B Preferred Stock of the company. In addition, in connection with the transactions, Orion Acquisition Corp. II entered into purchase agreements with respect to the private placement by Orion Acquisition Corp. II of an aggregate of 7,741,935 shares of common stock to certain accredited investors at a price of $1.55 per share.

At the next annual meeting of the holders of our common stock, we will propose for approval an amendment to our amended and restated certificate of incorporation to change the name of the company to “Medivation, Inc.”

Summary Consolidated Financial Data

The summary consolidated financial data set forth below is a summary derived from our consolidated financial statements and notes thereto, and should be read in conjunction with our consolidated financial statements and notes thereto and the information contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case appearing elsewhere in this prospectus.

Statement of Operations Data

	Year ending December 31, 2004	Inception (September 4, 2003) to December 31, 2003	Inception (September 4, 2003) to December 31, 2004
Total operating expenses:	$2,784,851	$392,137	$3,176,988
Total other expense:	87,896	8,512	96,208
Net loss:	$(2,874,147)	$(401,449)	$(3,275,595)

Balance Sheet and Other Data

As of December 31, 2004
Cash and cash equivalents:	$10,671,707
Total assets:	11,116,543
Accounts payable:	375,435
Total stockholders’ equity:	10,090,273

The Offering

Shares of common stock offered for resale by the selling stockholders	3,701,319

Shares of common stock offered by us upon exercise of our Class B Warrants	225,500

Shares of common stock to be outstanding after this offering	17,996,178*

Use of proceeds

We will not receive any proceeds in this offering from the resale of the shares of common stock held by the selling stockholders. We may receive proceeds in this offering from the issuance and sale of our shares of common stock issuable upon exercise of the outstanding Class B Warrants in the event that Class B Warrantholders exercise such warrants and pay the applicable cash exercise price in connection with such exercise. If applicable, we intend to use such proceeds for general corporate purposes, including working capital and other general and administrative expenses.

Risk factors	Investing in our common stock involves a high degree of risk. Please carefully consider the “Risk Factors” beginning on page 5 of this prospectus.

OTC Bulletin Board symbol	“MTMR.”

Estimated expenses to be paid by the company on behalf of the selling stockholders	$190,000

*	The number of shares of common stock to be outstanding after this offering represents the sum of: (a) 9,581,141 shares of our common stock outstanding as of January 28, 2005; (b) 1,049,991 shares of our common stock issuable upon exercise of our warrants outstanding as of January 28, 2005; (c) 110,000 shares of our common stock issuable upon conversion of our Series A Preferred Stock outstanding as of January 28, 2005; (d) 6,638,490 shares of our common stock issuable upon conversion of our Series B Preferred Stock outstanding as of January 28, 2005; and (e) 616,556 shares of our common stock issuable upon exercise of our options outstanding as of January 28, 2005.

Corporate Information

We are headquartered at 501 Second Street, Suite 211, San Francisco, California 94107, and our phone number is (415) 543-3470. We are a Delaware corporation that was incorporated in October 1995.

RISK FACTORS

You should carefully consider the following material risks in addition to the other information set forth in this prospectus before making an investment in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

Risks Related to our Business

We have incurred net losses since inception, and if we do not realize sufficient levels of revenue in the future, our business could be harmed.

We are a development stage company and have never recognized any revenue from the sale of products or any other source. We have not completed development of any of our product candidates, and do not expect that any of our present or future product candidates will be commercially available for a number of years, if at all. We have incurred losses since inception and expect to continue to incur substantial and increasing losses for the foreseeable future as we increase our spending to finance our Phase II clinical trial of Dimebon, the animal studies of Dimebon in the U.S. required to support an investigational new drug application to the U.S. Food and Drug Administration, our other research and development activities, and the costs associated with being a public company. Our operating losses have had, and will continue to have, an adverse impact on our working capital, total assets and stockholders’ equity. We do not know whether or when we will generate revenue or become profitable because of the significant uncertainties with respect to our ability to generate revenue from any of our current or future product candidates. If we do not realize sufficient revenue levels to achieve profitability, our business could be harmed and you may lose all or part of your investment.

Because we depend on financing from third parties for our operations, our business may fail if such financing becomes unavailable or is offered on commercially unreasonable terms.

To date, we have financed all of our operations through borrowings and the sale of our equity securities. We believe that our existing cash will be sufficient to fund our currently planned operations through completion of our Phase II clinical study of Dimebon in Alzheimer’s disease patients in Russia, which is scheduled for completion in June 2006. However, we will require significant additional capital to develop Dimebon beyond Phase II, should the Phase II results be positive, and to acquire and develop other product candidates.

Our future capital requirements will depend on many factors, including:

•	the scope and results of our preclinical and clinical trials;

•	whether we experience delays in our preclinical and clinical development programs, or slower than anticipated product development;

•	whether we identify other product candidates that we wish to acquire, and the costs of acquiring and developing those product candidates;

•	whether we are able to enter into collaborative partnerships with regard to any of our product development programs, and the terms of any such collaboration;

•	the timing and requirements of, and the costs involved in, obtaining regulatory approvals for our product candidates from the FDA and comparable foreign regulatory agencies;

•	as necessitated by our outsourced model, the availability of third parties to perform the key development tasks on our product candidates, including conducting preclinical and clinical studies and manufacturing the drugs or other product candidates to be tested in those studies, and the associated costs of those services;

•	the availability and cost of raw materials required to manufacture drugs and other product candidates for testing in our preclinical and clinical studies; and

•	the costs involved in preparing, filing, prosecuting, maintaining, defending the validity of, and enforcing, patent claims and other patent-related costs, including litigation costs and the results of such litigation.

We may not be able to obtain additional financing when we need it on acceptable terms or at all. If we cannot raise funds on acceptable terms, we may not be able to develop or enhance our product candidates, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. For these reasons, any inability to raise additional capital when we require it would seriously harm our business.

Our business strategy depends on our ability to identify and acquire additional product candidates which we may never acquire or identify for reasons that may not be in our control, or are otherwise unforeseen or unforeseeable to us.

A key component of our business strategy is to diversify our product development risk by identifying, acquiring and developing additional development stage product candidates, whether drugs or medical devices. However, we may not be able to identify other promising technologies. In addition, the competition to acquire promising medical technologies is fierce, and many of our competitors are large, multinational pharmaceutical, biotechnology and medical device companies with considerably more financial, development and commercialization resources and experience than we have. Thus, even if we succeed in identifying promising technologies, we may not be able to acquire rights to them on acceptable terms or at all. If we are unable to identify and acquire new technologies, we will be unable to diversify our product risk. We believe that any such failure would have a significant negative impact on our prospects because the risk of failure of any particular development program in the pharmaceutical and medical device fields, including that of our Dimebon and NT0904 programs, is extremely high.

Our current ownership of patent rights to only two product candidates is insufficient to implement our business strategy successfully.

We presently own patent rights to only two product candidates: Dimebon (including certain related compounds) and the NT0904 family of compounds. The patent rights covering both of these product candidates are based on inventions made at the Institute of Physiologically Active Compounds in Russia. Our patent rights to Dimebon cover the use of that drug to treat neurodegenerative diseases, including Alzheimer’s disease, and for anti-depressant and anti-aging purposes, and our patent rights to the NT0904 family include those molecules and uses thereof. In order to implement our business strategy successfully, we will need to identify, evaluate and acquire other promising development stage medical technologies on acceptable terms.

Our reliance on third parties for the operation of our business may result in inefficient allocation of management resources, material delays and/or cost overruns in our development programs.

Our business model requires us to keep our employee count relatively low and rely largely on outside consultants to perform key product development tasks, such as conducting preclinical and clinical studies and manufacturing the product candidates to be tested in those studies. In order to execute this component of our strategy successfully, we will need to identify, engage and properly manage those activities of qualified external consultants. For example, we need to monitor the activities of our consultants closely to ensure that they are performing their tasks correctly, on time and on budget. Because all of our consultants work for other clients in addition to us, we also need to ensure that our consultants are appropriately prioritizing our projects. If we fail to manage our consultants well, we could incur material delays, cost overruns or both in our development programs, as well as other material disruptions to our business.

Because we depend on our management to oversee the execution of development plans for our existing product candidates and to identify and acquire promising new product candidates, the loss of any of our managers would harm our business.

Our future success depends upon the continued services of our executive officers. We are particularly dependent on the continued services of Dr. Hung, our President and Chief Executive Officer and a member of our board of directors. Dr. Hung identified the Dimebon product candidate for acquisition, and has primary responsibility for identifying and evaluating other potential product candidates. We believe that Dr. Hung’s services in this capacity would be difficult to replace. None of our executive officers is bound by an employment agreement for any specific term, and they may terminate their employment at any time. In addition, we do not have “key person” life insurance policies covering any of our executive officers. The loss of the services of any of our executive officers could delay the development of our existing product candidates, and delay or preclude the identification and acquisition of new product candidates, either of which events could harm our business.

Risks Related to our Product Development Candidates

The application of Dimebon to treat Alzheimer’s disease is novel and in the early stages of development and, as a result, we may never market Dimebon to treat Alzheimer’s disease or any other condition.

Dimebon has never been approved in Russia or elsewhere for the treatment of Alzheimer’s disease, and the development of Dimebon for that indication is at an early stage. While we have received approval from the Russian Ministry of Health to proceed directly to a Phase II clinical study in that country, subject to ethics committee approval of any changes we may choose to make to our approved protocol, in the U.S. and Europe we will need to pursue a traditional drug development plan, beginning with animal studies. Dimebon will require significant additional development, preclinical studies and clinical trials, regulatory clearances and additional investment by us or our collaborators, if any, before applications for marketing approval can be submitted. We may not be able to complete these studies successfully or obtain approval to market Dimebon to treat Alzheimer’s disease or any other indication.

Most of the previously conducted Russian studies of Dimebon must be repeated pursuant to U.S. standards and the results of those new studies may demonstrate that Dimebon is not a safe or effective treatment for Alzheimer’s disease.

We have chosen to develop Dimebon as a potential treatment for Alzheimer’s disease based on the Russian studies submitted in support of Dimebon’s approval in Russia as an oral antihistamine in 1982, the later Russian studies of Dimebon in various animal models of Alzheimer’s disease described elsewhere in this prospectus under “Business—Our Dimebon Program—Preclinical Data” and the pilot 14-patient clinical study of Dimebon in Alzheimer’s disease patients described elsewhere in this prospectus under “Business—Our Dimebon Program—Clinical Data”. These studies were not performed in accordance with U.S. regulatory standards. For example, we lack sufficient documentation to establish that the Dimebon used in the Russian studies complies with the applicable manufacturing standards of the FDA. Furthermore, the Russian pilot clinical study used study endpoints different from those currently required by the FDA for approval of Alzheimer’s disease therapeutics. Thus, most of the previously conducted Russian studies will need to be repeated in order to meet FDA and European regulatory requirements to market in those jurisdictions. We do not know if any of the prior Russian results will be reproduced in the preclinical and clinical studies that we plan to perform to determine whether Dimebon is a safe and effective treatment for Alzheimer’s disease. Even if the prior results are reproduced, we do not know if the results of later stage clinical trials will be positive because product candidates in later stages of clinical trials often fail to show the desired safety and efficacy traits despite having progressed through preclinical or early-stage clinical testing. Finally, many of the animal and human studies required to prove that Dimebon is safe and effective by FDA standards have never been performed in Russia or elsewhere. Thus, we do not know if Dimebon will ever demonstrate the requisite safety or efficacy to obtain marketing approval in the U.S., Europe or any other country to treat Alzheimer’s disease or any other condition.

Chronic use of Dimebon has never been tested in humans and may never be approved to treat Alzheimer’s disease as a result of unforeseen risks to humans.

The approved human use of Dimebon in Russia is as an oral antihistamine. Patients typically take oral antihistamines only for a short duration of time, generally 14 days or less. By contrast, the clinical trials required to obtain regulatory approval to sell Dimebon to treat Alzheimer’s disease will require patients to be treated with Dimebon for six months. If Dimebon were approved, use in actual Alzheimer’s disease patients could involve treatment with Dimebon for even longer periods of time. Dimebon has been tested in animals for periods of six months and longer, and found to be safe to the animals tested in those studies. To date the longest human exposure to Dimebon in a documented clinical study that we are aware of is two months. We do not know whether use of Dimebon for six months or longer will prove to be safe in humans. Safety issues may arise from such chronic exposure that did not arise from shorter-term use of the drug. Should such issues arise, they could delay or prevent our ability to obtain approval to sell Dimebon to treat Alzheimer’s disease, and give rise to potential product liability claims against us.

Conducting a clinical study in Russia involves risks not typically associated with U.S. studies which may result in unforeseen or unforeseeable delay and cost overruns in our Russian Phase II clinical study.

In order to generate data that will be suitable for submission to regulatory agencies in the U.S. and Western Europe, we plan to conduct our Russian Phase II clinical study in compliance with good clinical practices. We have not yet confirmed that the clinical sites we intend to use in this study are, or have the capacity to become, good clinical practices compliant. Ensuring good clinical practices compliance of Russian clinical sites will involve risks, including risks associated with language barriers and the fact that Russian clinical investigators in general have only limited experience in conducting clinical studies to rigorous Western standards. We intend to mitigate this risk by engaging expert consultants to confirm that all sites are good clinical practices compliant, or can become good clinical practices compliant, and to monitor and audit the ongoing performance of our study at those sites to ensure that good clinical practices and all other regulatory requirements are adhered to. Failure to attain and prove good clinical practices compliance would adversely impact the value of any data generated from our planned Russian study, including its submissibility to regulatory agencies in the U.S. and Western Europe and its value to potential acquirers/corporate partners. In addition, should we be unable to identify a sufficient number of Russian sites with the capability to perform our study in compliance with good clinical practices, or should it take more time or money than currently anticipated to perform any required site training activities or to accrue a sufficient number of patients into our study, our Phase II study in Russia could be delayed, run over budget, or both.

We have not received U.S. government approval to export, or Russian government approval to import, Dimebon from the U.S. to Russia for use in our planned Phase II study.

In order to maximize the persuasive value of the data generated in our proposed Russian Phase II study, we intend to use Dimebon tablets manufactured under current good manufacturing practices. Because there presently are no current good manufacturing practices compliant manufacturing facilities in Russia, we plan to import the Dimebon into Russia from the U.S. or other country where current good manufacturing practices manufacturing facilities exist. Under U.S. law, export of Dimebon tablets from the U.S. to Russia for use in a clinical study not being conducted under a U.S. investigational new drug application requires an export license and FDA approval, neither of which we have yet obtained. The FDA may deny or delay approval if it concludes that there are not enough existing data to support initiating the Russian study, despite any prior approval by Russian regulators. Under Russian law, an import license is also required to import U.S.-produced Dimebon tablets into Russia for clinical trial use, and we have not yet obtained that license. Should the FDA or the applicable Russian authorities deny or delay its approval, we would need to implement alternative strategies for exporting current good manufacturing practices Dimebon tablets to Russia, which could result in additional delays and costs, or use Russian produced Dimebon in our Phase II study. Because Russian produced Dimebon is not manufactured in accordance with current good manufacturing practices, if we are forced to use such material the results of our study would be less persuasive and may not be submissible to the FDA or other foreign regulatory agencies in support of an application to market Dimebon to treat Alzheimer’s disease.

Our business strategy depends on our ability to conduct our clinical trials efficiently and successfully, and our failure to so conduct our clinical trials may result in the failure of our business.

The clinical trial process is expensive, uncertain and takes many years. Neither Dimebon nor any other product candidates of ours is currently approved for sale for the treatment of Alzheimer’s disease anywhere in the world, and Dimebon may never be approved for sale for, or become commercially viable as, a treatment for Alzheimer’s disease. If we are unable to complete clinical trials of any of our current or future product candidates, or if the results of these trials are not satisfactory, we may not be able to obtain marketing approval for any products or may obtain approval for indications that are not as broad as we wanted. If this occurs, our business will be materially harmed, our ability to generate revenue will be severely impaired and you may lose part or all of your investment.

Before obtaining regulatory approval for the sale of our product candidates, they must be subjected to extensive clinical trials to demonstrate their safety and efficacy for humans. The clinical trials of any product candidates that we develop for sale in the U.S. must comply with regulation by numerous federal, state and local government authorities in the U.S., principally the FDA, and by similar agencies in other countries. In the case of Dimebon and other potential drug product candidates, we will be required to obtain and maintain an effective investigational new drug application to conduct human clinical trials in the U.S. and must obtain and maintain regulatory approval before proceeding to successive phases of our clinical trials. Similar regulatory requirements apply to medical devices, and may become relevant to us should we acquire any medical device product candidates. Securing FDA approval requires the submission of extensive preclinical and clinical data and supporting information for each therapeutic indication to establish the product candidate’s safety and efficacy. Neither Dimebon nor any other product candidate of ours has begun preclinical or clinical trials in the U.S. It takes years to complete the testing of a new drug or medical device, and failure can occur at any stage of testing. For example, our testing may be delayed or halted due to any of the following:

•	any preclinical test or clinical trial may fail to produce safety and efficacy results satisfactory to the FDA or foreign regulatory authorities;

•	preclinical and clinical data can be interpreted in different ways, which could delay, limit or prevent regulatory approval;

•	negative or inconclusive results from a preclinical test or clinical trial or adverse medical events during a clinical trial could cause a preclinical study or clinical trial to be repeated or a program to be terminated, even if other studies or trials relating to the program are successful;

•	the FDA or foreign regulatory authorities can place a clinical hold on a trial if, among other reasons, it finds that patients enrolled in the trial are or would be exposed to an unreasonable and significant risk of illness or injury;

•	the FDA might not approve the clinical processes or facilities that we utilize, or the processes or facilities of our collaborators, including without limitation the vendors who will be manufacturing drug substance and drug product for us;

•	any regulatory approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the product not commercially viable; and

•	we may encounter delays or rejections based on changes in FDA policies or the policies of foreign regulatory authorities during the period in which we develop a drug or the period required for review of any new drug application.

In addition, we may encounter delays or rejections based on our inability to enroll a sufficient number of patients to complete our clinical trials, including our planned Phase II clinical study of Dimebon in Alzheimer’s disease patients. Patient enrollment depends on many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites and the eligibility criteria for the study. Delays in planned patient enrollment may result in increased costs, program delays or both, which could have a harmful effect on our ability to develop Dimebon or any other product candidates.

We may require financial, product development and clinical trial support from collaborative partners with whom we currently have not entered into any such partnerships and our failure to acquire any such support from collaborative partners may cause our business to fail.

Our business strategy entails developing medical product candidates to achieve value-enhancing milestone events, and then determining whether to partner the program or continue development internally until the next milestone event. Based on this strategy, we intend to explore a possible collaboration with a large pharmaceutical and biotechnology company to commercialize Dimebon at some point after completion of our randomized, double-blind, placebo-controlled Phase II study in Russia, should the results of that study warrant further development. We may also be required to enter into collaborative relationships to assist with the development process prior to commercialization and to complete clinical trials of other product candidates. We have not entered into any collaborations to date. It may be difficult for us to find third parties that are willing to enter into collaborations on acceptable economic terms or at all. If we are not able to enter into collaborative relationships for our Dimebon product candidate or any other product candidate, we would be required to undertake and fund further development, clinical trials, manufacturing and marketing activities solely at our own expense. If we are unable to finance those activities, we would have to substantially reduce our development efforts and our business and prospects would be materially and adversely harmed for that reason.

If we enter into collaborative relationships we will be dependent upon our partners, and we may be unable to prevent them from taking actions that may be harmful to our business or inconsistent with our business strategy.

Our business strategy may require us to secure collaborations with pharmaceutical, biotechnology or medical device companies covering later-stage clinical development and commercialization of Dimebon and any other product candidates. However, the agreements governing any collaboration are unlikely to provide us with control over the activities of our collaboration partner. For example, future collaboration partners, if any, are likely to have the right to terminate the collaboration at their option. Our partners may decide to terminate a drug development program under circumstances where we might have continued such a program. Any collaborator may be unwilling or unable to fulfill its obligations to us, including its development and commercialization responsibilities in respect of our product candidates. Our collaborators will have significant discretion in determining the efforts and level of resources that they dedicate to our collaborations. In addition, our collaborators may develop and commercialize, either alone or with others, products and services that are similar to or competitive with the products that are the subject of the collaboration with us.

Our success likely will depend on our collaborators’ abilities to establish the safety and efficacy of the drugs in later-stage Phase III clinical trials, obtain regulatory approvals from the FDA and other foreign regulatory agencies and commercialize products developed from our product candidates. In addition to testing and seeking regulatory approval, we likely will be dependent on our collaborators for the manufacture of clinical scale quantities of our product candidates and would be dependent on them in the future for commercial scale manufacture, distribution, sales, marketing and reimbursement. These third parties may not be successful in manufacturing our product candidates on a commercial scale or in commercializing them. If any future collaborator terminates its collaboration with us or fails to perform or satisfy its obligations to us, the development or commercialization of our product candidate would be delayed and our business and prospects would be materially and adversely affected for that reason.

We face intense competition in development and commercialization of Dimebon and any other future product candidates, which increases the possibility that our business may fail.

The drug and medical device development markets are intensely competitive in general, and the market for developing Alzheimer’s disease drugs is particularly competitive. There are four drugs currently marketed to treat Alzheimer’s disease, and these drugs all target at least one of the same mechanisms as does Dimebon. Companies marketing these FDA-approved Alzheimer’s disease therapeutics include some of the world’s largest and most experienced pharmaceutical companies, such as Pfizer Inc., Novartis AG and Johnson & Johnson.

In addition to the four currently marketed Alzheimer’s disease therapeutics, dozens of additional small molecule and recombinant protein candidates targeting many disparate mechanisms believed to play a role in the pathogenesis of Alzheimer’s disease are currently in development. General classes of agents currently in development by other companies for the treatment of Alzheimer’s disease, arranged by purported mechanism of action, include the following:

•	Neuroprotection strategies:

•	Antioxidants

•	Anti-inflammatories

•	Hormonal agents

•	Neurotrophic factors

•	Anti-excitotoxicity agents

•	AMPA receptor modulators

•	Anti-apoptosis agents

•	Amyloid protein ß lowering/disrupting strategies

•	Neuroregenerative strategies

•	Neural cell implants

•	Downstream compensatory strategies

•	Cholinesterase inhibitors

•	Cholinergic agonists

•	GABA antagonists

•	Nutriceuticals

Most, if not all, of these competing drug development programs are being conducted by pharmaceutical and biotechnology companies with considerably greater financial resources, human resources and experience than ours.

If we are able to obtain regulatory approval to sell Dimebon or any other product to treat Alzheimer’s disease, we will face significant competition from the approved Alzheimer’s disease drugs, as well as from any of the drugs currently under development that may subsequently be approved. Bases on which we would have to compete successfully include efficacy, safety, price and cost-effectiveness. In addition, we would have to compete against these other drugs with several different categories of decision makers—including physicians, patients, government and private third-party payors, technology assessment groups and patient advocacy organizations. Even if one of our Alzheimer’s disease product candidates is approved, we cannot guarantee that we will be able to compete successfully on any of these bases. Any future product candidates that we may develop will face similar competitive pressures. If we cannot compete successfully on any of the bases described above, our business will not succeed.

If our product candidates are approved for sale our commercial success will depend on reimbursement from third-party payors, and failure to achieve coverage and acceptable reimbursement levels would harm our business.

Third-party payors, including public insurers such as Medicare and Medicaid, and private insurers, pay for a large share of health care products and services consumed in the U.S. In Europe, Canada and other major international markets, third-party payors also pay for a significant portion of health care products and services, and certain of those countries have nationalized health care systems in which the government pays for all such products and services. Even if approved by the FDA and other regulatory agencies, our products are unlikely to achieve commercial success unless they are covered widely by third-party payors and reimbursed at a rate which generates an acceptable commercial return for us and any collaborative partner. It is increasingly difficult to obtain coverage and acceptable reimbursement levels from third-party payors, and we may be unable to achieve these objectives. Achieving coverage and acceptable reimbursement levels typically involves negotiating with individual payors, and is a time-consuming and costly process. In addition, we would face competition in such negotiations from other approved drugs against which we compete, and the marketers of such other drugs are likely to be significantly larger than us and therefore enjoy significantly more negotiating leverage. Failure to achieve coverage and acceptable reimbursement levels could harm our business.

We may be subject to product liability or other litigation, which if successful could materially and adversely harm our business and financial condition as a result of the costs of liabilities that may be imposed thereby, result in an inefficient allocation of our critical resources and delay the implementation of our business strategy.

Our business exposes us to the risk of product liability claims that is inherent in the development of drugs and medical devices. If one of our product candidates harms people, or is alleged to, we may be subject to costly and damaging product liability claims brought against us by clinical trial participants, consumers, health care providers, pharmaceutical companies or others. We have product liability insurance covering our Russian Phase II clinical study of Dimebon, but do not have insurance for any of our other development activities. If we are unable to obtain insurance at an acceptable cost or otherwise protect against potential product liability claims, we may be exposed to significant litigation costs and liabilities, which may materially and adversely affect our business and financial position. If we are sued for injuries allegedly caused by any of our product candidates, our litigation costs and liability could exceed our total assets and our ability to pay. In addition, we may from time to time become involved in various lawsuits and legal proceedings which arise in the ordinary course of our business. Any litigation to which we are subject could require significant involvement of our senior management and may divert management’s attention from our business and operations. Litigation costs or an adverse result in any litigation that may arise from time to time may adversely impact our operating results or financial condition.

Risks Related to our Intellectual Property

We may be unable to adequately protect our proprietary technology which could adversely affect our ability to compete.

We rely on a combination of patent, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights, both in the U.S. and abroad. As of January 28, 2005, we owned the rights to one issued patent in the U.S., Europe and Hong Kong, covering the use of Dimebon and certain related compounds to treat neurodegenerative diseases, including Alzheimer’s disease. A corresponding patent application is pending in Canada, and a continuation application is pending in the U.S. We also own two other pending patent applications, one claiming the use of Dimebon for anti-aging purposes and the other claiming the NT0904 family of compounds. We intend to prosecute both of these patent applications in the U.S., Europe and any other jurisdictions we deem appropriate. However, issued patents or pending patent applications might not adequately protect our intellectual property rights, that any future patent applications will be approved or that any issued patents will not be challenged by third parties. Other parties may independently develop similar or competing technology or design around any patents that may be issued to us. We also enter into confidentiality agreements with our employees, consultants and suppliers and control access to and distribution of our confidential information and intellectual property. We cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the U.S.

We could become subject to litigation regarding intellectual property rights, which could divert management attention, cause us to incur significant costs and prevent us from selling or using the challenged technology.

In recent years, there has been significant litigation in the U.S. and elsewhere involving pharmaceutical patents and other intellectual property rights. In particular, generic pharmaceutical manufacturers have been very aggressive in attacking the validity of patents held by proprietary pharmaceutical companies, especially if these patents are commercially significant. If Dimebon or any of our potential future product candidates succeeds, we may face challenges to our existing or future patents. For example, in the prosecution of our issued U.S. patent, the prior owners missed a filing deadline with the U.S. Patent & Trademark Office, which resulted in the patent application being deemed abandoned. The prior owners petitioned the PTO to revive the patent application alleging that missing the deadline was unintentional, and the PTO approved the petition and issued the patent. However, as with any other decision the PTO makes, this decision could be challenged in subsequent litigation in an attempt to invalidate the issued U.S. Dimebon patent and any other U.S. patent that may issue based on the same patent application.

In the future, we may be a party to litigation to protect our intellectual property or as a result of an alleged infringement of others’ intellectual property. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to litigate and resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

•	discontinue our products that use the challenged intellectual property; or

•	obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all.

If we are forced to take any of these actions, our business may be seriously harmed. Although we carry general liability insurance, our insurance does not cover potential claims of this type.

We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights to protect these rights or to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could result in costly litigation and the diversion of our technical and management personnel, and we may not prevail in making these claims.

We may need to obtain licenses of third-party technology that may not be available to us or are available only on commercially unreasonable terms, and which may cause us to operate our business in a more costly or otherwise adverse manner that was not anticipated.

From time to time we may be required to license technology from third parties to develop our existing and future product candidates. Third-party licenses may not be available to us on commercially reasonable terms, or at all. The inability to obtain any third-party license required to develop any of our product candidates could cause us to abandon any related development efforts, which could seriously harm our business and operations.

Risks Related to the Offering and the Common Stock

The number of shares of common stock eligible for sale could depress our stock price.

We are registering for resale by selling stockholders a total of 3,701,319 shares of our common stock pursuant to the registration statement of which this prospectus is a part. As of May 10, 2005, the shares covered by the registration statement will constitute approximately 20.6% of the fully-diluted shares of common stock of the company. In addition, as of May 10, 2005, a total of 6,638,490 shares of common stock, which are issuable upon conversion of the 331,925 shares of Series B Preferred Stock issued in the merger and which represent approximately 37% of the fully-diluted shares of common stock of the company, are subject to lock-up agreements restricting their sale until the earlier of (a) completion of the planned Phase II clinical study of Dimebon in Russia; and (b) December 17, 2006. At the discretion of the company’s board of directors, the persons subject to the lock-up agreements, including Dr. Hung, our President and Chief Executive Officer, and C. Patrick Machado, our Senior Vice President and Chief Financial Officer, may be permitted to sell their shares prior to the end of this period. The possible sale of a significant number of these shares may cause the market price of our common stock to decline.

Our common stock is not and may never qualify to be listed on a national securities exchange.

Our common stock is quoted on the OTC Bulletin Board under the symbol “MTMR.” In connection with the financing, we have agreed to use our best efforts to list our common stock on the Nasdaq SmallCap Market. However, we do not currently meet the listing requirements for the Nasdaq SmallCap Market or any national securities exchange, and we cannot guarantee that we will be able to do so in the future. As a result, we cannot predict the extent to which a trading market will develop or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling the shares of common stock that you buy. If you purchase shares of our common stock, you may not be able to resell those shares at or above the prices offered by the selling stockholders.

We do not intend to pay dividends on our common stock.

We have not in the past paid, and do not expect for the foreseeable future to pay, dividends on our common stock. Instead, we anticipate that all of our earnings, if any, in the foreseeable future will be used for working capital and other general corporate purposes. Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

Our principal stockholders exert substantial influence over us and may exercise their control in a manner adverse to your interests.

Upon the completion of the offering, certain stockholders and their affiliates may continue to own a substantial amount of our outstanding common stock. These stockholders may have the power to direct our affairs and be able to determine the outcome of certain matters submitted to stockholders for approval. Because a limited number of persons control us, transactions could be difficult or impossible to complete without the support of those persons. Subject to applicable law, it is possible that these persons will exercise control over us in a manner adverse to your interests.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in “Risk Factors” and elsewhere in this prospectus. These risks are not exhaustive. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds in this offering from the resale of the shares of common stock held by the selling stockholders. We may receive proceeds in this offering from the issuance and sale of our shares of common stock issuable upon exercise of the outstanding Class B Warrants in the event that Class B Warrantholders exercise such warrants and pay the applicable cash exercise price in connection with such exercise. If all the Class B Warrants are exercised for cash, the aggregate net proceeds to us from the sale of the shares of common stock issuable upon exercise of such warrants will be approximately $28,188. If applicable, we intend to use such proceeds for general corporate purposes, including working capital and other general and administrative expenses. We have not identified the amounts we plan to spend on each of these areas or the timing of expenditures. Pending specific application of the net proceeds, we plan to invest the net proceeds in short-term, investment grade, interest-bearing securities.

The principal purpose of our offering of the shares of common stock issuable upon the exercise of outstanding Class B Warrants is to enable us to issue such shares of common stock in compliance with the terms governing the Class B Warrants and applicable securities laws.

DIVIDEND POLICY

We have not in the past paid, and do not expect for the foreseeable future to pay, dividends on our common stock. Instead, we anticipate that all of our earnings, if any, in the foreseeable future will be used for working capital and other general corporate purposes. Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions and applicable law.

DETERMINATION OF OFFERING PRICE

We have been informed by the selling stockholders that they may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale or at negotiated prices. No independent third party has been consulted concerning the offering price for the shares or the fairness of the offering price used for the shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements included elsewhere in this prospectus. Except for the historical information contained herein, the discussions in this section contain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed below. See “Risk Factors” and “Forward-Looking Statements” for a discussion of these risks and uncertainties.

Our corporate strategy is to identify and acquire development stage medical technologies, including both pharmaceuticals and medical devices, that have promising scientific, clinical and commercial prospects and strong intellectual property positions, and to develop those technologies through a largely outsourced model to achieve value-enhancing milestone events. By “valuation-enhancing milestone events” we mean milestone events in the development of pharmaceutical and medical device product candidates which increase the value of those product candidates. Examples of “valuation-enhancing milestone events” include receiving regulatory approval to commence human testing of a product candidate, generating data from human testing which indicate that a product candidate is likely to be safe and effective for its intended use, receiving regulatory approval to market a product candidate and obtaining the issuance of one or more patents covering a product candidate. If we successfully reach such milestone events, we will then consider selling or partnering a given program to a larger pharmaceutical or medical device company or, alternatively, to continue development ourselves to achieve the next milestone event. We have acquired and are currently developing two technologies, both of which are small molecule drugs targeted at Alzheimer’s disease. Our lead product candidate, Dimebon, is scheduled to enter a randomized, double-blind, placebo-controlled Phase II efficacy study in Alzheimer’s disease patients in Russia in the second or third quarter of 2005. Our second product candidate, NT0904, is in the preclinical research phase. We are also evaluating other medical technologies for potential acquisition, and will continue to do so.

From its inception in September 2003 to December 17, 2004, Medivation’s activities consisted of identifying and acquiring the intellectual property covering our Dimebon and NT0904 product candidates, obtaining approval from the Russian Ministry of Health to conduct our planned Phase II study of Dimebon, arranging for the manufacture of Dimebon drug substance for use in that study, and obtaining financing for that study and our other business operations. During this period, Medivation funded its operations through the sale of $1,850,000 in convertible bridge notes to two investors. See “Certain Relationships and Related Transactions— Transactions with Mr. Grano—Convertible Bridge Notes and Warrants” and “—Transactions with Dara BioSciences, Inc.”

On December 17, 2004, Medivation became a wholly owned subsidiary of the company pursuant to an agreement and plan of merger by and among Orion, Medivation Acquisition Corp. and Medivation. Pursuant to the merger agreement, each outstanding share of common stock of Medivation was converted into 0.122935 shares of the Series B Preferred Stock of the company. Following the merger, the business conducted by the company is the business conducted by Medivation before the merger. Also on December 17, 2004, immediately following completion of the merger, the company sold an aggregate of 7,741,935 shares of its common stock to accredited investors at a price of $1.55 per share. Of these shares, 6,903,399 were sold for cash and the remaining 838,536 were issued in exchange for cancellation of outstanding bridge notes of Medivation that we assumed in the merger. For a list of persons that have historically provided our significant funding, see “Certain Relationships and Related Transactions.”

The merger was accounted for as a reverse merger under generally accepted accounting principles. Therefore, in the consolidated financial statements included herein: (1) Orion’s historical accumulated deficit for periods prior to December 17, 2004, in the amount of $422,120, was eliminated against additional-paid-in-capital, (2) the previously issued shares of Series A Preferred Stock and common stock of Orion are presented as having been issued in the merger on December 17, 2004, and (3) the shares of Series B Preferred Stock of Orion issued to the former Medivation stockholders in the merger are presented as having been outstanding since the inception of Medivation on September 4, 2003.

The significant sources of funding for our operations since Medivation’s inception on September 4, 2003 have consisted of the sales of $1,850,000 in convertible bridge notes in 2003 and 2004. For a list of persons that have historically provided Medivation’s significant funding, see “Certain Relationships and Related Transactions.” We have not generated any revenue from operations to date, and do not expect to generate operating revenue for several years, if ever. As of December 31, 2004, we had cash and cash equivalents of $10,671,707, accounts payable and other current liabilities to be paid in cash of $379,421, and no long term debt. Based on our business plan, we believe that our cash and cash equivalents, net of liabilities, will be sufficient to fund our operations through the scheduled completion of our Phase II efficacy study of Dimebon in Alzheimer’s disease patients in June 2006. However, we caution you that this is a forward-looking statement and is subject to significant risk and uncertainty. See “Forward-Looking Statements.”

The process of seeking regulatory approval to sell our product candidates is lengthy and very expensive, and cannot be completed for any of our existing product candidates by June 2006. We will therefore need to raise additional financing, whether through sales of our equity securities, collaborations or otherwise, to continue with any further development activities beyond that time. In addition, should we identify one or more new product candidates that we wish to acquire, we may need to raise additional financing sooner than June 2006 to finance the acquisition and subsequent development of any such new product candidate(s). We also may need to raise additional financing before June 2006 should we experience unforeseen delays, cost overruns or both in the development of any of our existing product candidates. We cannot be sure that we will be able to raise additional financing when needed on acceptable terms or at all. If we fail to do so, you may lose some or all of your investment.

Our business plan for the next twelve months consists of clinical development of Dimebon in Russia, preclinical development of Dimebon in the U.S., preclinical research on NT0904 and/or related molecules, and the identification, evaluation and potential acquisition of one or more new development stage medical product candidate(s). Based on our business plan, we expect to achieve the following development milestones on our existing two product candidates by June 2006: (a) completion of our randomized, double-blind, placebo-controlled Phase II efficacy study of Dimebon in Alzheimer’s disease patients in Russia; (b) completion of the animal studies required to support an investigational new drug application to the FDA to commence Phase I clinical testing of Dimebon in the U.S.; and (c) completion of preclinical research required to reach a decision on whether to begin preclinical development of our NT0904 family of compounds. As of December 31, 2004, the remaining estimated costs to fund the above three activities were approximately $4,500,000, $1,500,000 and $500,000, respectively, all of which we presently have sufficient cash to fund. However, we caution you that these are forward-looking statements and are subject to significant risk and uncertainty. See “Forward-Looking Statements.”

We historically have conducted our business operations on a largely outsourced model, and expect to continue to do so. Thus, we do not expect to purchase or sell any plant or significant equipment, or to significantly increase our number of employees, for the foreseeable future.

BUSINESS

The Company

We are a life sciences company based in San Francisco, California. Our business strategy is to identify and acquire development stage medical technologies, including both pharmaceuticals and medical devices, that have promising scientific, clinical and commercial prospects and strong intellectual property positions, and to develop those technologies through a largely outsourced model to achieve value-enhancing milestone events. By “valuation-enhancing milestone events” we mean milestone events in the development of pharmaceutical and medical device product candidates which increase the value of those product candidates. Examples of “valuation-enhancing milestone events” include receiving regulatory approval to commence human testing of a product candidate, generating data from human testing which indicate that a product candidate is likely to be safe and effective for its intended use, receiving regulatory approval to market a product candidate and obtaining the issuance of one or more patents covering a product candidate. If we successfully reach such milestone events, we will then consider selling or partnering a given program to a larger pharmaceutical or medical device company or, alternatively, to continue development ourselves to achieve the next milestone event. We believe that our competitive advantages are our ability to identify and acquire medical technologies with favorable risk/reward ratios, our focus on rapid development, and our use of largely outsourced development functions, which allows us to minimize infrastructure and fixed costs and maximize flexibility.

We have acquired and are currently developing two technologies, both of which are small molecule drugs targeted at Alzheimer’s disease. Our lead product candidate, Dimebon, is scheduled to enter a randomized, double-blind, placebo-controlled Phase II efficacy study in Alzheimer’s disease patients in Russia in the second or third quarter of 2005. Our second product candidate, NT0904, is in the preclinical research phase. We are also evaluating other medical technologies for potential acquisition, and will continue to do so. We will consider medical technologies based on their scientific, clinical and commercial potential, and intellectual property position, and will not limit ourselves to neurology or any other specific field of medicine.

The company is the product of the merger between Medivation and merger sub, a wholly owned subsidiary of Orion, which was completed as part of the transactions, including the merger and the financing, on December 17, 2004. Prior to the merger, Orion had not engaged in any substantive commercial operations, and Medivation was a privately held life sciences company. Neither Orion nor Medivation has generated any revenues to date. Orion was incorporated in Delaware in October 1995 for the purpose of acquiring an operating business by purchase, merger, combination or otherwise. Medivation was incorporated in Delaware in September 2003. From its inception in September 2003 to December 17, 2004, Medivation’s activities consisted of identifying and acquiring the intellectual property covering our Dimebon and NT0904 product candidates, obtaining approval from the Russian Ministry of Health to conduct our planned Phase II study of Dimebon, arranging for the manufacture of Dimebon drug substance for use in that study, and obtaining financing for that study and our other business operations. During this period, Medivation funded its operations through the sale of $1,850,000 in convertible bridge notes to two investors. See “Certain Relationships and Related Transactions—Transactions with Mr. Grano—Convertible Bridge Notes and Warrants” and “—Transactions with Dara BioSciences, Inc.”

Consistent with our strategy of outsourcing key development functions, as of May 10, 2005, we had only four employees, all of whom are full-time, and use consultants to provide the majority of our development activities.

The Transactions

On December 17, 2004, Orion entered into an agreement and plan of merger by and among Orion, merger sub and Medivation, providing for the merger of the merger sub with and into Medivation, and pursuant to which Medivation became the surviving corporation and a wholly owned subsidiary of Orion. Pursuant to the merger agreement, each outstanding share of common stock of Medivation was converted into 0.122935 shares of the

Series B Preferred Stock of the company. In addition, in connection with the transactions, Orion entered into purchase agreements with respect to the private placement by Orion of an aggregate of 7,741,935 shares of common stock to certain accredited investors at a price of $1.55 per share. Of these shares, 6,903,399 were sold for cash and the remaining 838,536 were issued in exchange for cancellation of outstanding bridge notes of Medivation that we assumed in the merger.

At the next annual meeting of the holders of our common stock, we will propose for approval an amendment to our amended and restated certificate of incorporation to change the name of the company to “Medivation, Inc.”

The Alzheimer’s Disease Opportunity

Alzheimer’s disease, the leading cause of dementia, is characterized by the progressive loss of memory, thinking (cognitive function) and the ability to perform the activities of daily living (global function). According to the Alzheimer’s Association, Alzheimer’s disease currently affects approximately 4.5 million people in the U.S., including as many as 10% of people aged 65 and older and nearly 50% of those aged 85 and older. Due to the aging baby boomer population and the increased prevalence of Alzheimer’s disease in older populations, the Alzheimer’s Association has projected that Alzheimer’s disease cases in the U.S. will rise to as many as 16 million by 2050 unless a cure or prevention is found. According to a published article in the December 19, 2000 issue of Scientific American, worldwide cases of Alzheimer’s disease are expected to reach 22 million by 2025. According to information available free of charge on the website of the American Health Assistance Foundation (www.ahaf.org), Alzheimer’s disease kills 100,000 people per year in the U.S. According to the Alzheimer’s Association, on average between three and 20 years pass between a patient’s initial diagnosis with Alzheimer’s disease and his or her death, with an average duration of eight years. The Alzheimer’s Association has estimated that total annual expenditures on Alzheimer’s disease in the U.S. exceed $100 billion annually, and that the average lifetime cost per Alzheimer’s disease patient is $170,000. All information in this paragraph attributed to the Alzheimer’s Association is available free of charge on their website (www.alz.org).

FDA-Approved Therapeutics and Purported Mechanisms of Action

The precise physical changes in the brain that produce Alzheimer’s disease are complex and not completely understood. However, the two best-validated drug targets for Alzheimer’s disease are cholinesterase and the N-methyl-D-aspartate receptor, or NMDA receptor. There are only four currently used drugs that the FDA has approved for the treatment of Alzheimer’s disease. Three of these drugs are believed to inhibit cholinesterase, and one is believed to inhibit the NMDA receptor. These four drugs and their respective marketers, FDA approval dates (as listed in the FDA’s on-line edition of its Orange Book) and purported mechanisms of action are set forth in the following table.

Drug	Marketed by	FDA Approval	Purported Mechanism
Aricept® (donepezil)	Pfizer Inc./Eisai Co., Ltd.	November 25, 1996	Cholinesterase inhibition
Exelon® (rivastigmine)	Novartis AG	April 21, 2000	Cholinesterase inhibition
Reminyl® (galantamine)	Johnson & Johnson	February 28, 2001	Cholinesterase inhibition
Namenda® (memantine)	Forest Laboratories, Inc.	October 16, 2003	NMDA receptor inhibition

Cholinesterase

Acetylcholine is a specialized brain chemical or neurotransmitter which is important for normal brain function. In Alzheimer’s disease, a loss of function in areas of the brain associated with memory, cognitive function and global function occurs. Levels of acetylcholine are lower than normal in the brains of patients with Alzheimer’s disease. The impairment of memory, cognitive function and global function seen in Alzheimer’s disease has been attributed, at least in part, to these lower levels of acetylcholine. Acetylcholine is normally degraded by an enzyme called cholinesterase. Inhibition of cholinesterase results in less degradation of acetylcholine and therefore an increase in acetylcholine levels. Aricept®, Exelon® and Reminyl®, which the FDA has approved for the treatment of mild-to-moderate Alzheimer’s disease, all are purported to work by inhibiting cholinesterase and thereby increasing brain levels of acetylcholine.

NMDA Receptor

Glutamate is one of the most important neurotransmitters in the human body, accounting for approximately 70% of all synapses (junctions between two cells) in the central nervous system. Glutamate as a neurotransmitter activates brain cells (neurons) by binding to a receptor on the neuron cell surface called the NMDA receptor. In normal brain function, binding of the NMDA receptor by glutamate initiates an influx of calcium into the neuron, which plays a role in normal brain function. One theory of the underlying physical changes (pathophysiology) that occur in the brains of Alzheimer’s disease patients, known as the “excitotoxicity” theory, holds that the NMDA receptor is excessively activated by glutamate. According to this theory, excessive activation of the NMDA receptor by glutamate in Alzheimer’s disease patients causes excessive quantities of calcium to enter neurons, which in turn kills or damages the neurons and causes some of the impaired brain functions seen in Alzheimer’s disease. The drug most recently approved by the FDA to treat Alzheimer’s disease, Namenda®, is purported to work by inhibiting the NMDA receptor.

Combination Therapy

Namenda combined with Aricept® is significantly more effective in treating the symptoms of Alzheimer’s disease than Aricept® alone. A study published in the January 21, 2004 issue of the Journal of the American Medical Association concluded that Namenda® combined with Aricept® is significantly more effective in treating the symptoms of Alzheimer’s disease than Aricept® alone. This study compared the use of a combination of Namenda®, an NMDA receptor inhibitor, and Aricept®, a cholinesterase inhibitor, to Aricept® alone in 404 patients with moderate-to-severe Alzheimer’s disease. After six months of dosing, patients who took the combination therapy (Namenda® plus Aricept®) had significantly better outcomes on measurements of cognition, activities of daily living, global outcome and behavior compared to patients who took Aricept® alone. This study was reported by its authors to be the first to show superiority of dual target inhibition (NMDA receptor and cholinesterase inhibition) over single target inhibition (cholinesterase inhibition only) in Alzheimer’s disease patients. This study suggests that combination therapy directed at both cholinesterase and the NMDA receptor eventually may become an important clinical approach to treating Alzheimer’s disease.

Market Size

Based on financial information publicly disclosed by the marketers of Alzheimer’s disease therapeutics, these drugs constitute more than a billion dollar market per year worldwide. Aricept®, the largest selling cholinesterase inhibitor, generated more than $1 billion in combined global sales for Pfizer Inc. and Eisai Co., Ltd. in 2002 (as reported in the 2002 Annual Report of Pfizer, Inc.), while Exelon®, the second largest-selling cholinesterase inhibitor, generated $367 million in global sales for Novartis AG in 2003 (as reported by Novartis AG in a media release on January 22, 2004). While Forest Laboratories, Inc.’s NMDA receptor antagonist Namenda® was only approved in October 2003, it generated sales of $333 million for Forest Laboratories, Inc. in its fiscal year ended March 31, 2005 (as reported by Forest Laboratories, Inc. in its earnings release for that period).

The market performance of the existing Alzheimer’s disease therapeutics is particularly noteworthy given that their clinical performance to date has been modest. Specifically, as stated in their FDA-approved labelling, none of the drugs approved by the FDA to treat Alzheimer’s disease has been proven to prevent or slow the underlying process of brain deterioration (neurodegeneration) in patients with Alzheimer’s disease. Rather, these drugs have been shown only to address the symptoms of Alzheimer’s disease—primarily loss of cognitive and global function. Furthermore, in the studies submitted in support of applications for FDA approval of these drugs, none of these drugs was shown to improve both cognitive and global function in the patients studied. Thus, we believe that there is room for improvement in this large and growing pharmaceutical market, and have chosen to invest in our Dimebon and NT0904 programs based in part on that belief. However, our ability to achieve this objective is subject to a high level of risk. See “Risk Factors—Risks Related to our Product Development Candidates.”

Our Dimebon Program

Background

Dimebon is a Russian drug which was approved in 1982 by the Russian Ministry of Health for use as an oral antihistamine. According to our research, more than 28 million doses of the drug have been manufactured for human use in Russia since Dimebon’s approval in 1982. Dimebon has been used in Russia for the treatment of allergic conditions such as allergic rhinitis and allergic dermatitis.

In the early 1990s, scientists at the Institute of Physiologically Active Compounds in Chernogolovka, Russia, a scientific institute of the Russian Academy of Sciences, began screening large libraries of chemical compounds for NMDA receptor inhibition, based on data that implicated dysfunctional NMDA receptor activation in Alzheimer’s disease. The Institute of Physiologically Active Compounds researchers identified a class of molecules, called gamma carbolines, which they believed to inhibit the NMDA receptor. Based on their further research, the Institute of Physiologically Active Compounds scientists concluded that Dimebon, a gamma carboline derivative, interacted with the NMDA receptor in a manner that rendered it a suitable candidate for further development work. The Institute of Physiologically Active Compounds researchers later performed experiments showing that Dimebon also appears to inhibit cholinesterase—a drug target which became validated in 1993 when the FDA approved the first purported cholinesterase inhibitor for the treatment of Alzheimer’s disease—and mitochondrial permeability transition pores—a drug target which, while not validated for the treatment of Alzheimer’s disease, has been linked to Alzheimer’s disease in the published literature.

Dimebon’s Purported Mechanisms of Action

Dimebon appears to inhibit both of the two FDA-validated drug targets for Alzheimer’s disease—the NMDA receptor and cholinesterase. Experiments performed at the Institute of Physiologically Active Compounds in Russia compared the ability of both Dimebon and Namenda® (the NMDA receptor inhibitor approved by the FDA in 2003 to treat moderate-to-severe Alzheimer’s disease) to inhibit the NMDA receptor. These experiments showed that both Dimebon and Namenda® appeared to inhibit the NMDA receptor, but with differing affinities depending on the type of neuron involved. The range of affinities of each drug for the NMDA receptors on various types of neurons overlapped in this experiment, although in the majority of neurons tested Namenda® appeared to inhibit the NMDA receptor with higher affinity than did Dimebon. The results of these experiments were published in 2001 in Annals of the New York Academy of Sciences (Bachurin S et al., “Antihistamine agent dimebon as a novel neuroprotector and a cognition enhancer”) and in 2003 in Bulletin of Experimental Biology Medicine (Grigoriev VV et al., “Comparative study of action mechanisms of dimebon and memantine on AMPA- and NMDA-subtype glutamate receptors in rat cerebral neurons”). Abstracts of these publications are available free of charge at www.annalsnyas.org and www.medscape.com, respectively. Confirmatory experiments performed for us by a U.S. contract laboratory repeated the Russian findings that Dimebon appears to inhibit the NMDA receptor, although with a lower affinity than does Namenda®. Low affinity of a product candidate for its target is frequently considered to be an undesirable characteristic from a drug development standpoint. However, the optimal level of affinity with which a drug must bind the NMDA receptor, and the particular types of neurons in which such binding must occur, to safely and effectively treat Alzheimer’s disease is not known.

Experiments performed at the Institute of Physiologically Active Compounds in Russia, and confirmed in two U.S. contract laboratories, have demonstrated that Dimebon also inhibits both of the two primary forms of cholinesterase—acetylcholinesterase and butyrylcholinesterase. The results of these experiments were published in 2001 in Annals of the New York Academy of Sciences (Bachurin S et al., “Antihistamine agent dimebon as a novel neuroprotector and a cognition enhancer”). An abstract of this publication is available free of charge at

www.annalsnyas.org. Each of the cholinesterase inhibitors approved by the FDA to treat Alzheimer’s disease also inhibits both the acetyl and the butyryl forms of cholinesterase. Based on published data regarding the affinities with which the three FDA approved cholinesterase inhibitors bind their targets, Dimebon appears to inhibit butyrylcholinesterase more strongly than do two of the three FDA-approved drugs, while all three of the FDA-approved drugs inhibit acetylcholinesterase more strongly than Dimebon appears to do. The optimal level of affinity with which a drug must bind cholinesterase—whether the acetyl form, the butyrl form, or both forms—to safely and effectively treat Alzheimer’s disease is not known.

Dimebon also may block mitochondrial permeability transition pores, a potential new drug target for the treatment of Alzheimer’s disease. Experiments conducted at the Institute of Physiologically Active Compounds in Russia have demonstrated that Dimebon inhibits the ability of substances to flow into and out of mitochondria (structures located within cells that are responsible for generating energy). In this experiment, the Institute of Physiologically Active Compounds scientists administered APß 25-35 to a preparation of mitochondria in a test tube. APß 25-35 is a fragment of the beta amyloid peptide, which is believed to play a leading role in the pathophysiology of Alzheimer’s disease, and is known to cause mitochondria to swell, presumably by increasing the permeability of the mitochondrial walls. Dimebon was then administered to the mitochondria that had been treated with APß 25-35, and found to reduce this mitochondrial swelling, presumably by reducing the mitochondrial wall permeability caused by the APß 25-35. The scientists who conducted these experiments believe that Dimebon achieves this effect by blocking a type of pore, called mitochondrial permeability transition pores, through which substances pass into and out of mitochondria. The results of these experiments were published in 2003 in Annals of the New York Academy of Sciences (Bachurin SO et al., “Mitochondria as a target for neurotoxins and neuroprotective agents”). An abstract of this publication is available free of charge at www.annalsnyas.org.

Blocking mitochondrial permeability transition pores is not a validated mechanism for treating Alzheimer’s disease. However, there is scientific basis that leads us to believe that this activity may be relevant in treating Alzheimer’s disease. One of the theories of the underlying pathophysiology of Alzheimer’s disease holds that the disease is caused in part by the death of neurons. Studies published in 2003 in The Journal of Biological Chemistry (Cesura AM et al., “The voltage-dependent anion channel is the target for a new class of inhibitors of the mitochondrial permeability transition pore”) and in 2002 in Review of Neurology (Tornero D et al., “The role of the mitochondrial permeability transition pore in neurodegenerative processes”) and in Journal of Neuroscience Research (Moreira PL et al., “Effect of amyloid beta-peptide on permeability transition pore; a comparative study”) have shown that opening mitochondrial pores can lead to neuron death by allowing excess calcium to flow between the cytoplasm (the area of the cell surrounding the mitochondria) and the mitochondria, and by allowing so-called “suicide factors” (substances which induce cells to kill themselves) to escape from the mitochondria into the cytoplasm. The former publication is available free of charge at www.jbc.org and abstracts of the latter two publications are available free of charge at www.medscape.com. The Russian experiment described above suggests that Dimebon can reduce mitochondrial permeability induced by APß 25-35, whether by means of blocking mitochondrial permeability transition pores or through some other mechanism, which for the above reasons may protect neurons from dying.

Preclinical Data

Preclinical experiments performed at the Institute of Physiologically Active Compounds in Russia have shown Dimebon to improve learning and memory in two animal models of Alzheimer’s disease.

The Rat Active Avoidance Test. In the first model—called the rat active avoidance test—a rat is housed in a box with two chambers separated by a wall, each with a light overhead. The floor of the box is metallic and is engineered so that a few seconds after the overhead light in a chamber is turned on, an electrical shock is transmitted to the floor beneath the light. The rat quickly learns to move to the adjacent, non-electrically charged chamber as soon as the overhead light is turned on.

In this model, a condition of memory and cognition impairment was generated by injecting AF64A into the brains of rats. AF64A is a neurotoxin that, when injected into rat brains, appears to impair the rats’ cognition and memory. In this study, 75 rats were divided into four groups. The first group of animals was the control group, and received injections of saline only, while the second, third and fourth groups were injected with the neurotoxin. On the second day after these injections, and for each of the next ten days, the three neurotoxin-treated groups received, respectively, placebo, Dimebon and Tacrine (the first cholinesterase inhibitor approved by the FDA to treat Alzheimer’s disease, but no longer in use). After these treatments, the rats were trained to complete the active avoidance test, and then formal testing was begun. Trained animals were tested for the number of times they were able successfully to avoid electrical shock, as well as for time required to move to the non-electrically charged chamber of the box.

The performance level in the active avoidance test of rats that did not receive neurotoxin, measured by the number of times the rats successfully completed the test, was defined as 100. Based on that scale, the performance level of rats receiving the neurotoxin but neither Dimebon or Tacrine dropped to 65. By contrast, the performance of neurotoxin treated rats that also received Dimebon or Tacrine was 90, a result 38% better than that of the neurotoxin treated rats that received only placebo and almost as good as that of the control rats—which did not receive any neurotoxin. The relative benefits of Dimebon and Tacrine were even higher when the rats were evaluated on whether they could successfully complete the active avoidance test eight times consecutively. The performance level of the control animals on this test again was defined as 100, and dropped to 40 in the neurotoxin treated rats that were not given either Dimebon or Tacrine. For the neurotoxin treated rats that received Dimebon or Tacrine, the performance level in completing the active avoidance test eight times in a row was 90, a result 125% better than that of the neurotoxin treated rats that received only placebo and almost as good as that of the rats that did not receive any neurotoxin. Based on these two measurements of successful completion, Dimebon and Tacrine performed comparably in this experiment.

When measured based on time needed for the rats successfully to complete the active avoidance test, Dimebon and Tacrine again both performed better than placebo, but in this instance Dimebon also performed better than Tacrine. Specifically, the control rats required on average 4.8 seconds to complete the active avoidance test, while the animals receiving neurotoxin required more time—on average 5.5 seconds—to do so. By contrast, the Tacrine-treated rats completed the test in an average of four seconds, and the Dimebon-treated rat required only an average of three seconds to do so. It is noteworthy that, based on the time to completion measurement in this experiment, both the Dimebon and Tacrine-treated animals performed better than the animals that did not receive any neurotoxin. The results of the experiments described in this section entitled “The Rat Active Avoidance Test” were published in 2001 in Annals of the New York Academy of Sciences (Bachurin S et al., “Antihistamine agent dimebon as a novel neuroprotector and a cognition enhancer”). An abstract of this publication is available free of charge at www.annalsnyas.org.

The Morris Rat Water Maze Test. In this model, a rat swims in a five-foot diameter vat of water with a small submerged platform which the swimming rat cannot see. An overhead video camera tracks the rat’s swimming path, which is digitized, mapped and measured. The rat swims randomly in the vat of water with no place to rest until it finds the submerged platform. The rat is trained to find the platform and once it does and remembers the location of the platform, the route that the rat takes from its starting place to the platform becomes more direct and less random. Control rats eventually learn and remember the location of the platform and swim in a fairly direct route to the platform.

In these experiments, rats received injections of the neurotoxin AF64A directly into their brains. One day after the neurotoxin was administered, rats were treated orally with placebo, Aricept®, Namenda® or Dimebon, respectively, for approximately three and one-half weeks. For approximately the first week and a half of treatment, the rats were trained to find the submerged platform. Training was then stopped, and assessments of memory (“retention”) were made at approximately 2 weeks (“retention 1”) and approximately 4 weeks (“retention 2”).

The results of these experiments are depicted in the chart below. Neurotoxin-treated animals that were not also treated with any drug did not learn or remember the location of the platform and swam randomly. By contrast, neurotoxin-treated animals which were also treated with Aricept®, Namenda® or Dimebon all showed comparable improvement in their ability to learn and remember the platform’s location, as indicated by the more direct (less random) swimming pattern to the submerged platform. After drug treatment was discontinued at the end of approximately three and a half weeks, rats treated with Aricept® appeared to forget the location of the submerged platform, as evidenced by their swimming pattern becoming more random and less direct, while rats treated with Namenda® or Dimebon continued to remember the location. In this regard, Namenda® and Dimebon, which both appear to inhibit the NMDA receptor, appeared in these experiments to perform better than Aricept® in durability of response. The experiments were performed by Dr. Sergey Bachurin, a member of our Scientific and Clinical Advisory Board. The results of the experiments are not yet published. We assume responsibility for the veracity of these experiments.

Clinical Data

Dimebon appeared to improve some aspects of memory, cognitive and global function in a pilot open-label clinical study in 14 Alzheimer’s disease patients conducted at the Moscow Center for Gerontology in Russia. The patients were treated with oral Dimebon, three times daily for two months. Patients’ memory, cognitive and global function were assessed by two psychiatric scales, the Hasegawa Dementia Scale and a scale developed by one of the investigators in the study, called the Bukatina Scale. Baseline scores for individual patients were determined prior to drug treatment and then subsequent memory and functional assessments were performed by two psychiatrists on patients treated open-label with Dimebon. After two months of Dimebon treatment, treatment was stopped and patient psychiatric assessments for memory and cognitive function continued for an additional two months. Patients treated with Dimebon experienced an improvement in memory and cognition after two months of therapy, although the endpoints used in this study were not those currently required by the FDA for approval of Alzheimer’s disease therapeutics and the study was not placebo-controlled. Furthermore, after Dimebon was discontinued at week eight, a deterioration in cognitive function in the Alzheimer’s disease patients was observed. We used the results of this study to help make our decision to acquire the Dimebon technology. The results of this clinical study were published in 2001 in Annals of the New York Academy of Sciences (Bachurin S et al., “Antihistamine agent dimebon as a novel neuroprotector and a cognition enhancer”). An abstract of this publication is available free of charge at www.annalsnyas.org. Study results are also reproduced in our issued patent covering the use of Dimebon to treat neurodegenerative diseases, which is available free of charge at www.uspto.gov (patent number US 6,187,785 B1).

Development Plan for our Dimebon Program

Our business strategy for our Dimebon program is to advance development as quickly and efficiently as possible to the most significant near term value-enhancing milestone event—the generation of Phase II efficacy data from a rigorously conducted clinical trial in Russia. We also intend simultaneously to pursue development of Dimebon in the U.S.

Development in Russia

We have received approval from the Russian Ministry of Health to conduct a Phase II efficacy study of Dimebon in Russia, subject to ethics committee approval of any amendments we may choose to make to our approved protocol for this study. This randomized, double-blind, placebo-controlled study will enroll up to 160 patients with mild-to-moderate Alzheimer’s disease at approximately ten to fifteen sites. We intend to perform this study in compliance with good clinical practices, using Dimebon produced under current good manufacturing practices. We expect the treatment period (six months) and study endpoints to reflect those used in pivotal registration studies for drugs previously approved by the FDA to treat Alzheimer’s disease, in order to maximize the persuasive value of the data generated. We have been advised by our regulatory consultants that this study, if conducted in compliance with good clinical practices using drug produced under current good manufacturing practices, will be submissible to regulatory agencies in the U.S. and Europe. We expect to begin this study in the second or third quarter of 2005 and to complete it by June 2006. However, we caution you that this is a forward-looking statement and subject to significant risk and uncertainty. See “Forward-Looking Statements.”

Development in the United States

Simultaneously with the Russian Phase II study, we intend to embark upon a traditional FDA registration pathway for Dimebon in the U.S. Because Dimebon has not previously been approved for use in the U.S., this pathway will entail generating data from animal testing required to support an investigational new drug application to the FDA, and obtaining FDA approval of the investigational new drug application, before we can begin human testing in the U.S.

Potential Future Indications for Dimebon

Anti-Aging Indications

In an experiment performed at the Institute of Physiologically Active Compounds in Russia, by Dr. Sergey Bachurin, a member of our Scientific and Clinical Advisory Board, Dimebon was shown to reduce certain aging-associated conditions, and to increase survival, in normally aging mice. In this study, 100 normally aging mice, which have a typical lifespan of approximately two years, were given either Dimebon (dissolved in their daily drinking water, 50 mice) or a placebo (drinking water control, 50 mice) for 13 months. At the end of the study, Dimebon was found to reduce several common signs of aging—cataracts (82% reduction), balding (42% reduction) and cachexia (age-associated weight loss). Most significantly, Dimebon was shown to prolong survival in this experiment. At the end of the study, 83% more mice were alive in the Dimebon group than in the control group. The survival data from this study are depicted in the chart below. The results of this study suggest that the prevention and/or treatment of cataracts, balding and cachexia may all be potential future indications for

Dimebon. The results of this study are not yet published. We assume responsibility for the veracity of these results. We own a pending patent application based on the results of this study. See “Business—Intellectual Property.”

Prolonging Survival in Pets

We believe that the 83% survival advantage observed in the Institute of Physiologically Active Compounds mouse study is noteworthy. While developing a drug to prolong survival in humans would require extremely long and costly clinical studies, development of Dimebon as a treatment to prolong survival in pets would require significantly less time and cost and may represent a significant market opportunity for us. We intend to explore the feasibility of this potential opportunity, including by entering into exploratory discussions with potential collaborators in the pet food industry.

The NT0904 Program

We own a pending patent application covering a group of potential small molecule drugs in a class of compounds known as alkylisothioureas. Scientists at the Institute of Physiologically Active Compounds in Russia have performed laboratory and animal tests on various members of this compound family. The specific molecule that generated the most interesting results in those experiments is known as NT0904.

Experiments performed at the Institute of Physiologically Active Compounds in Russia have shown that NT0904 appears to inhibit the NMDA receptor with an affinity comparable to that of Namenda®, the NMDA receptor inhibitor approved by the FDA in October 2003 to treat moderate to severe Alzheimer’s disease. In addition, in these experiments NT0904 also appeared to enhance or potentiate the activity of a second drug target known as the AMPA receptor. Drugs that enhance the activity of the AMPA receptor are sometimes referred to in the published literature as “ampakines.” Reports in the published literature have hypothesized that ampakines may enhance memory in general, and in particular that they may help reduce the loss of memory experienced by Alzheimer’s disease patients.

Scientists at the Institute of Physiologically Active Compounds in Russia studied the effects of NT0904 in the Morris Rat Water Maze Test—the same animal model of Alzheimer’s disease in which they tested Dimebon as described above. In these experiments, rats were divided into five groups. Animals in group (a) were the controls, and did not receive either neurotoxin or any drug. Animals in group (b) received injections of the neurotoxin AF64A directly into their brains, but did not receive any drug. Animals in groups (c), (d) and (e)

received both neurotoxin and a drug—with animals in group (c) receiving Aricept®, those in group (d) receiving Namenda® and those in group (e) receiving NT0904. The results of these experiments, depicted below, show that rats receiving Aricept®, Namenda® and NT0904 (groups (c), (d) and (e)) showed improvement in their ability to learn and remember the platform’s location, as indicated by the more direct (less random) swimming pattern to the submerged platform, as compared to neurotoxin-treated rats that did not receive any drug (group (b)). The results of these experiments were published in 2003 in Bulletin of Experimental Biology Medicine (Lermontova NN et al., “Comparison of the effect of NT-0409 and antidementia drugs on learning and memory in rats with chronic cerebral cholinergic deficiency”). An abstract of this publication is available free of charge at www.medscape.com.

The AMPA receptor is not a validated target for memory enhancement, Alzheimer’s disease or any other condition. However, we believe that the laboratory and animal data summarized above are interesting, and we therefore intend to conduct further research on NT0904 to determine whether or not to begin preclinical development of that molecule to treat Alzheimer’s disease, to enhance memory or for some other neurological indication.

Intellectual Property

As of January 28, 2005, we owned issued patents in the U.S., Europe and Hong Kong covering the use of Dimebon and certain related compounds to treat neurodegenerative diseases, including Alzheimer’s disease. A corresponding patent application is pending in Canada, and a continuation application is pending in the U.S. We also own a pending patent application claiming the use of Dimebon for anti-aging purposes, and a pending patent application claiming NT0904 and related compounds and their use. We own all of this intellectual property and have full control over prosecution and enforcement against potential infringers. We intend to prosecute this intellectual property in the U.S., Europe and other jurisdictions that we deem appropriate.

Neurodegenerative Diseases

Medivation owns patent rights covering the use of Dimebon and related compounds to treat neurodegenerative diseases, including Alzheimer’s disease. These rights include one issued patent in each of the U.S., Europe and Hong Kong, and a pending patent application in each of the U.S. and Canada. The U.S. patent (U.S. 6,187,785) was issued on February 13, 2001, and the European patent (EP 0 876 818 B1) was issued on December 18, 2002. The U.S. and European patents expire in October 2016. However, if we succeed in receiving regulatory approval to sell Dimebon, then under current laws our patent protection for Dimebon for the first approved indication may be eligible for extension for up to five additional years. A continuation application is pending in the U.S. We purchased these patent rights from Selena Pharmaceuticals, Inc. on October 10, 2003.

Anti-Aging

Medivation owns a patent application claiming the use of Dimebon and certain related compounds as anti-aging agents. This patent application, which was filed in Russia in December 2003 and internationally under the Patent Cooperation Treaty in December 2004, is based on the results of the 13-month mouse study described elsewhere in this prospectus. If any patents issue on this application, they generally will have a term ending in December 2024. We purchased this patent application on March 21, 2004, from its inventors, both of whom are scientists at the Institute of Physiologically Active Compounds in Chernogolovka, Russia.

NT0904 Compounds

Medivation also owns a pending patent application claiming this class of small molecules and their uses to treat certain neurological diseases. This patent application was filed in Russia in December 2002 and internationally under the Patent Cooperation Treaty in December 2003. If any patents issue on this application, they generally will have a term ending in December 2023, subject to potential patent term extensions based on time required to obtain regulatory approval for products covered by the patent application. We purchased this patent application from the Institute of Physiologically Active Compounds on July 13, 2004.

Institute of Physiologically Active Compounds Partnership

On March 24, 2004, we entered into a preferred partnership letter agreement with the Institute of Physiologically Active Compounds. Under this agreement, Medivation has the right of first negotiation on any inventions made in the laboratory of Dr. Sergey Bachurin at the Institute of Physiologically Active Compounds within the fields of (a) Dimebon and certain related compounds; (b) diagnosis, treatment and prevention of diseases and disorders of the brain; and (c) anti-aging. Dr. Bachurin is an inventor on all of our existing patents and patent applications. In return, Medivation granted the Institute of Physiologically Active Compounds rights of first negotiation to perform any animal experiments required by Medivation for which the Institute of Physiologically Active Compounds has the capability to perform in a timely manner and in compliance with all applicable regulatory requirements. The term of this agreement ends on March 24, 2007. We purchased the anti-aging and NT0904 patent rights, described above, pursuant to the exercise of our rights of first negotiation under this agreement with the Institute of Physiologically Active Compounds.

Intellectual Property Protection

We require our employees and consultants to execute non-disclosure and proprietary rights agreements at the beginning of employment or consulting arrangements with us. These agreements acknowledge our exclusive ownership of all intellectual property, including, but not limited to patents, developed by the individual during the course of his or her work with us and require that all proprietary information disclosed to the individual remain confidential. We intend to enforce vigorously our intellectual property rights if infringement or misappropriation occurs.

Competition

The drug development market is intensely competitive in general, and the market for developing Alzheimer’s disease drugs is particularly competitive. There are four drugs currently marketed to treat Alzheimer’s disease, and these drugs all target at least one of the same mechanisms as does Dimebon. Companies marketing these FDA-approved Alzheimer’s disease therapeutics include some of the world’s largest and most experienced pharmaceutical companies, such as Pfizer Inc., Novartis AG and Johnson & Johnson.

In addition to the four currently marketed Alzheimer’s disease therapeutics, dozens of additional small molecule and recombinant protein candidates targeting many disparate mechanisms believed to play a role in the pathogenesis of Alzheimer’s disease are currently in development. General classes of agents currently in development by other companies for the treatment of Alzheimer’s disease, arranged by purported mechanism of action, include the following:

•	Neuroprotection strategies

•	Antioxidants

•	Anti-inflammatories

•	Hormonal agents

•	Neurotrophic factors

•	Anti-excitotoxicity agents

•	AMPA receptor modulators

•	Anti-apoptosis agents

•	Amyloid protein ß lowering/disrupting strategies

•	Neuroregenerative strategies

•	Neural cell implants

•	Downstream compensatory strategies

•	Cholinesterase inhibitors

•	Cholinergic agonists

•	GABA antagonists

•	Nutriceuticals

Most, if not all, of these competing drug development programs are being conducted by pharmaceutical and biotechnology companies with considerably greater financial resources, human resources and experience than Medivation.

If we are able to obtain regulatory approval to sell Dimebon or any other product to treat Alzheimer’s disease, we will face significant competition from the approved Alzheimer’s disease drugs, as well as from any of the drugs currently under development that may subsequently be approved, as mentioned above. Bases on which we would have to compete successfully include efficacy, safety, price and cost-effectiveness. In addition, we would have to compete against these other drugs with several different categories of decision makers—including physicians, patients, government and private third-party payors, technology assessment groups and patient advocacy organizations. Even if one of our Alzheimer’s disease drug candidates is approved, we cannot guarantee that we will be able to compete successfully on any of these bases. See “Risk Factors—Risks Related to our Business.”

Manufacturing

We have entered into an agreement with Pisgah Labs, Inc., a U.S. contract laboratory, to manufacture bulk Dimebon drug substance for use in our preclinical and clinical studies. The laboratory has manufactured 16 kilograms of Dimebon drug substance, under current good manufacturing practices conditions. We expect this to be sufficient drug substance to supply all of our requirements for our upcoming Phase II efficacy study in Russia and for our investigational new drug-enabling preclinical studies in the U.S. We also have entered into an agreement with QS Pharma, LLC, a second U.S. contract laboratory, to manufacture finished Dimebon tablets, under current good manufacturing practices conditions, for use in our upcoming Phase II clinical study in Russia. Work on this project began in January 2005. We selected both contract laboratories under a competitive bidding process in which we received bids from multiple vendors. We paid Pisgah Labs, Inc. approximately $510,000 for manufacturing the 16 kilograms of Dimebon drug substance for use in our clinical and preclinical studies. QS Pharma LLC’s manufacture of Dimebon tablets for use in our Phase II study in Russia is still underway. Based on the terms of our contract with QS Pharma LLC and assuming no changes in our currently anticipated scope of work, we expect to pay approximately $413,000 for this work. However, because this is still an ongoing project, the scope of work is subject to change, which could change the total cost of the project. We believe that sufficient raw materials and manufacturing capacity exist to produce all of our requirements for Dimebon bulk substance and finished Dimebon tablets for the foreseeable future, in a timely and cost-effective manner.

Scientific and Clinical Advisory Board

We maintain a Scientific and Clinical Advisory Board comprised of scientists and physicians with experience relevant to our company and our product candidates. Members of the Scientific and Clinical Advisory Board have agreed to consult and advise us in their respective areas of expertise. We have placed special emphasis on identifying members of the Scientific and Clinical Advisory Board with expertise in the treatment of Alzheimer’s disease. As of January 28, 2005, the Scientific and Clinical Advisory Board consisted of the following members:

Paul Aisen, M.D. Dr. Aisen is a Professor of Neurology and Medicine, Vice Chair of the Department of Neurology and the Director of the Memory Disorders Program at Georgetown University School of Medicine. Dr. Aisen was one of the first Alzheimer’s disease clinical trialists in the U.S., and was an investigator in the pivotal FDA registration studies for Namenda®. Dr. Aisen also serves as the Associate Director of the Alzheimer’s Disease Comparative Study Group.

Sergey Bachurin, Ph.D., D.Sc., Prof. Dr. Bachurin is the lead inventor of our current technologies. Dr. Bachurin is the Vice Director of the Institute of Physiologically Active Compounds in Chernogolovka, Russia, and a member of the Russian Academy of Sciences. Dr. Bachurin has served as a visiting scholar at several U.S. academic research centers, including the University of California, San Francisco, Tufts University and St. Elizabeth’s Medical Center.

Rachelle Doody, M.D., Ph.D. Dr. Doody is the Effie Marie Cain Professor and Director of Alzheimer’s Disease Research at the Alzheimer’s Disease and Memory Disorder Center at Baylor College of Medicine. Dr. Doody participated in the development of CIBIC-plus, one of the primary cognitive assessment endpoints that the FDA has used for the currently approved Alzheimer’s drugs. Dr. Doody has worked on clinical studies for all of the FDA-approved cholinesterase drugs for Alzheimer’s disease.

Benjamin Lewin, Ph.D. Dr. Lewin is the founding editor of Cell, a leading international journal in the field of biology and, until 1999, also served as the Chief Executive Officer of the publisher of Cell, Cell Press. Dr. Lewin holds a M.Sc. from the University of London, and a M.A. and a Ph.D. from the University of Cambridge. Dr. Lewin also has authored multiple books and scientific publications in the field of genetics.

Roger Tung, Ph.D. Dr. Tung has had more than twenty years of experience in scientific and scientific management positions at the Squibb Institute for Medical Research, Merck Research Laboratories and Vertex Pharmaceuticals Incorporated, serving most recently as Vice President, Drug Discovery, of Vertex Pharmaceuticals Incorporated in San Diego from February 2002 until January 2005. Dr. Tung discovered both of the currently marketed products of Vertex Pharmaceuticals Incorporated, and is an inventor on 33 issued U.S. patents. Dr. Tung holds a Ph.D. in Pharmaceutical Chemistry from the University of Wisconsin – Madison.

Employees

Consistent with our strategy of outsourcing key development functions, as of May 10, 2005, we had four employees, all of whom are full-time. In addition to our employees, we hire consultants from time to time to provide the majority of our development functions.

Facilities

We currently lease approximately 3,000 square feet of office space in one building located at 501 Second Street, Suite 211, San Francisco, California 94107 for all of our operations. The telephone number at our office is (415) 543-3470. Our lease expires in October 2005. We believe that this facility is adequate for our business needs, both currently and for the foreseeable future.

MANAGEMENT

The following table sets forth certain information as of May 10, 2005, with respect to:

•	our Chief Executive Officer, or any person acting in a similar capacity, during the fiscal year ended December 31, 2004;

•	our most highly compensated executive officer, other than the foregoing Chief Executive Officer, who served as an executive officer of the company as of December 31, 2004 (who we sometimes refer to in this prospectus, together with the foregoing chief executive officer as of December 31, 2004, as the “named executive officers”);

•	our other executive officer; and

•	our directors and our nominees for the board of directors.

Name	Age	Title
Daniel D. Adams	64	*
Gregory H. Bailey, M.D.	46	*
Kim D. Blickenstaff	52	*
Anthony DiGiandomenico	38	Director
Steve Gorlin	67	*
David T. Hung, M.D.	47	President, Chief Executive Officer, Director
C. Patrick Machado	41	Senior Vice President, Chief Financial Officer
Christopher A. Marlett	40	Director, Former Chief Executive Officer
Lynn Seely, M.D.	46	Chief Medical Officer

*	Nominee for the board of directors to stand for election at our 2005 Annual Stockholders Meeting.

There are no family relationships between any of the persons named above. Our directors hold office until their successors are elected and qualified.

Daniel D. Adams. Mr. Adams has been the President and Chief Executive Officer of Protein Sciences Corporation, a biopharmaceutical service company since 1995. Mr. Adams holds a B.A. degree in Chemistry from Cornell University and a J.D. magna cum laude from New York University School of Law.

Gregory H. Bailey, M.D. Dr. Bailey has been Managing Director, Investment Banking of MDB Capital Group LLC, an investment banking firm, since 2004. Prior to joining MDB Capital Group LLC, Dr. Bailey was a Life Sciences Analyst at Participating Capital, an investment banking firm, since 1995. Dr. Bailey holds a M.D. degree from the University of Western Ontario.

Kim D. Blickenstaff. Mr. Blickenstaff has been the President and Chief Executive Officer and a director of Biosite Incorporated, a provider of medical diagnostics, since April 1988. Mr. Blickenstaff is also a director of several privately held medical products companies. Prior to joining Biosite, he held various positions in finance, operations, research management, sales management, strategic planning, and marketing with Baxter Travenol, National Health Laboratories and Hybritech Incorporated. Mr. Blickenstaff received a B.A. from Loyola Marymount College and an M.B.A. from the Graduate School of Business, Loyola University, Chicago.

Anthony DiGiandomenico. Mr. DiGiandomenico has served on our board of directors since 1999. Prior to the merger on December 17, 2004, Mr. DiGiandomenico also served as our Chief Financial Officer. Mr. DiGiandomenico is a co-founder of MDB Capital Group LLC, and has served as a member of MDB Capital Group LLC since December 1996. Mr. DiGiandomenico received a B.S. in Finance from the University of Colorado, and an M.B.A. from the Haas School of Business at the University of California, Berkeley. Mr. DiGiandomenico serves as a director of Vitacube Systems Holdings, Inc.

Steve Gorlin. Mr. Gorlin has been a private investor since 2000. From May 1999 through January 2000, Mr. Gorlin was Chief Executive Officer of GMP Companies, Inc., a health care company. Mr. Gorlin serves on the Boards of Directors of Sequella, Inc. and Dara BioSciences, Inc. and was a member of the Board of Directors of Medivation, Inc. prior to its merger with and into our wholly owned subsidiary.

David T. Hung, M.D. Dr. Hung became our President and Chief Executive Officer, and a member of our board of directors, pursuant to the merger on December 17, 2004. Dr. Hung also has served as the President and Chief Executive Officer, and member of the board of directors, of our wholly owned subsidiary Medivation since its inception in September 2003. From 1998 until 2001, Dr. Hung was employed by ProDuct Health, Inc., a privately held medical device company, as Chief Scientific Officer (1998-1999) and as President and Chief Executive Officer (1999-2001). In 2001, ProDuct Health, Inc. was acquired by Cytyc Corporation. Dr. Hung served as a consultant to Cytyc Corporation from 2001 until 2002 to assist with transitional matters related to Cytyc Corporation’s acquisition of ProDuct Health, Inc. Dr. Hung received an M.D. from the University of California, San Francisco, School of Medicine, and an A.B. in Biology from Harvard College.

C. Patrick Machado. Mr. Machado became our Senior Vice President and Chief Financial Officer pursuant to the merger on December 17, 2004. Mr. Machado also has served as the Senior Vice President and Chief Financial Officer, and member of the board of directors, of our wholly owned subsidiary Medivation since its inception in September 2003. From 1998 until 2001, Mr. Machado was employed by ProDuct Health, Inc., a privately held medical device company, as Vice President, Chief Financial Officer and General Counsel (1998-2000) and as Senior Vice President and Chief Financial Officer (2000-2001). From 2001 until 2002, Mr. Machado served as a consultant to Cytyc Corporation to assist with transitional matters related to Cytyc Corporation’s acquisition of ProDuct Health, Inc. Mr. Machado received a J.D. from Harvard Law School and a B.A. and B.S. in German and Economics, respectively, from Santa Clara University.

Christopher A. Marlett. Mr. Marlett has served on our board of directors since 1999. Prior to the merger on December 17, 2004, Mr. Marlett also served as our President and Chief Executive Officer. Mr. Marlett is a co-founder of MDB Capital Group LLC, an investment banking firm formed in December 1996, and has served as a principal of MDB Capital Group LLC since that time. Mr. Marlett received a B.S. in Business Administration from the University of Southern California.

Lynn Seely, M.D. Dr. Seely joined the company as Chief Medical Officer in May 2005. From 2002 to 2005, Dr. Seely served as Vice President of Clinical Development at Corgentech, Inc., a biomedical company. From 1996 through 2000, Dr. Seely served as an Associate Director of Clinical Development at Chiron Corporation, a biotechnology company. Dr. Seely served as Vice President of Clinical Development at ProDuct Health, Inc., a privately held medical device company, from 2000 to 2001. Dr. Seely subsequently served as Vice President of Clinical Development for Cytyc Health Corporation, a medical device company and subsidiary of Cytyc Corporation, a medical device company, from 2001 to 2002, where she assisted with transitional matters related to Cytyc Corporation’s acquisition of ProDuct Health, Inc. Dr. Seely received an M.D. from the University of Oklahoma College of Medicine and completed her residency in internal medicine at Yale-New Haven Hospital.

Summary Compensation Table

The following table sets forth certain summary compensation for the periods indicated with respect to:

•	our named executive officers as of December 31, 2004; and

•	our former Chief Executive Officer during a portion of our fiscal year ended December 31, 2004.

Name	Year	Annual Compensation			Long Term Compensation
					Awards		Payouts
		Salary	Bonus	Other Annual Compensation	Restricted Stock Awards	Securities Underlying Options	LTIP Payouts	All Other Payouts
David T. Hung, M.D.* President, Chief Executive Officer, Director	2004 2003 2002	248,625 49,583 —	— — —	— — —	— — —	— — —	— — —	— — —

C. Patrick Machado* Senior Vice President, Chief Financial Officer	2004 2003 2002	190,125 37,917 —	— — —	— — —	— — —	— — —	— — —	— — —

Christopher A. Marlett** Director	2004 2003 2002	— — —	— — —	— — —	— — —	— — —	— — —	— — —

*	Compensation data presented with respect to Messrs. Hung and Machado for the fiscal years ended December 31, 2003, and 2004, reflect: (1) payments by Medivation made to them in their respective capacities as employees of Medivation until December 17, 2004; and (2) payments by the company made to them in their respective capacities as our employees during the period beginning December 18, 2004, and ending December 31, 2004. Messrs. Hung and Machado did not serve as employees of either Medivation or Orion at any time during the fiscal year ended December 31, 2002. Therefore, compensation data for Messrs. Hung and Machado during the fiscal year ended December 31, 2002, has been omitted. For the fiscal years ended December 31, 2002, and 2003, and until December 17, 2004, Orion did not compensate its employees.
**	Compensation data has been omitted with respect to Mr. Marlett because Mr. Marlett served as the Chief Executive Officer of Orion up to the effective time of his resignation from such position, December 17, 2004. Mr. Marlett has not served as an employee of the company at any time after December 17, 2004. For the fiscal years ended December 31, 2002, and 2003, and until December 17, 2004, Orion did not compensate its employees.

Board of Directors

As of May 10, 2005, our board of directors consisted of three members, Dr. Hung, our President and Chief Executive Officer, and Messrs. Marlett and DiGiandomenico, our former President and Chief Executive Officer and former Chief Financial Officer, respectively. Messrs. Marlett and DiGiandomenico are principals of MDB Capital Group LLC.

As described in more detail elsewhere under this section of the prospectus, each of Daniel D. Adams, Gregory H. Bailey, M.D., Kim D. Blickenstaff and Steve Gorlin is a nominee for election to the board of directors; David T. Hung, M.D. stands for re-election to the board; and Messrs. Marlett and DiGiandomenico do not stand for re-election to the board.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

MDB Capital Group LLC Services

MDB Capital Group LLC served as a placement agent in the financing, which refers to the private placement by Orion of an aggregate of 7,741,935 shares of common stock on December 17, 2004, to certain accredited investors. As compensation for these services, MDB Capital Group LLC and certain of its affiliates received an aggregate of 572,878 shares of common stock and warrants to purchase an aggregate of 572,878 shares of common stock having an exercise price of $1.55 per share. The compensation of MDB Capital Group LLC was negotiated on an arm’s length basis between MDB Capital Group LLC and Medivation. Messrs. Marlett and DiGiandomenico, current members of our board of directors and who, prior to December 17, 2004, had served as our President and Chief Executive Officer and Chief Financial Officer, respectively, are principals of MDB Capital Group LLC. Messrs. Marlett and DiGiandomenico, as of May 10, 2005, each beneficially owned less than one percent of our outstanding common stock in their individual capacities. In addition, as of May 10, 2005, MDB Capital Group LLC beneficially owned approximately 4.9% of the fully-diluted common stock.

Registration Rights Agreements

In connection with the financing, Orion entered into registration rights agreements providing for the registration for resale of the shares sold pursuant to the financing, as well as certain other shares of common stock of Orion. The registration rights agreements require us to register for resale an aggregate of 14,327,607 shares of common stock. Pursuant to the registration rights agreements, we agreed to file a registration statement with respect to these shares no later than January 31, 2005, and to have such registration statement declared effective no later than March 31, 2005. If we fail to file, or to have declared effective, such registration statement by such respective deadlines, we agreed to pay certain liquidated amounts to the parties to such registration rights agreements who purchased shares in the financing.

The registrations rights agreements were entered into by and among Orion and the parties named below:

David T. Hung, M.D.

C. Patrick Machado

Selena Pharmaceuticals, Inc.

Joseph F. Barletta

Steven R. Becker

John Braniff

Bushido Capital Master Fund, LP

Cimarron Overseas Equity Master Fund LP

R. L. Clarkson

Richard D. Clarkson

Richard L. Clarkson,
f/b/o Lucille S. Ball

Edgewater Ventures

Robert Charles Friese

Gamma Opportunity Capital Partners, LP

Joseph J. Grano, Jr.

Joel T. Leonard Trust,
dated October 25, 1994

Maurice Micek,
custodian for Andrew Micek UGMA NE

Maurice Micek,
custodian for Benjamin Micek UGMA NE

Greg J. Micek,
guardian for Alexandria L. Micek

Edward Negley

Steven O’Kuhn

ProMed Offshore Fund II, Ltd.

ProMed Offshore Fund, Ltd.

ProMed Partners II, LP

ProMed Partners LP

Arthur Shartsis

Silicon Prairie Partners, LP

Special Situations Cayman Fund, L.P.

Special Situations Fund III, L.P.

Special Situations Private Equity Fund, L.P.

Jeff & Jean Stroud, JTWROS

James Patrick Tierney

Topix, Inc.

Trust Under Will of A. Wilfred May,
dated November 11, 1969

John A. Raiser Irrevocable Trust,
dated March 2, 1988

Shon Kwong & Laura Micek

Lewin Investments LLC

D. Clay & Elissa McCollor

MDB Capital Group LLC*

TTC Private Equity Partners LLC

Cedric Vanzura

Greg J. Micek,
guardian for Gregory J. Micek, Jr.

John Micek,
custodian for Gabriel Micek UTMA CA

John Micek,
custodian for Jordan Micek UTMA CA

John Micek,
custodian for Peter Micek UTMA CA

John Micek III

Maurice Micek

Walker Smith Capital (QP), LP

Walker Smith Capital, LP

Walker Smith International Fund, Ltd

Melvyn Weiss

WS Opportunity Fund (QP), LP

WS Opportunity Fund International Ltd.

WS Opportunity Fund, LP

Steven L. Zelinger

Dara BioSciences, Inc.

Anthony DiGiandomenico

*	MDB Capital Group LLC was not a party to the voting agreements.

Voting Agreements

In connection with the transactions, each of the persons holding shares of common stock of Medivation immediately prior to the effective time of the merger and each person who purchased shares in the financing, entered into voting agreements which provide for the agreement by such persons to vote any shares of common stock or other voting securities of the company owned by such persons in favor of: (a) an amendment to the amended and restated certificate of incorporation of the company resulting in an increase in the number of shares of authorized common stock, from 10,000,000 shares of authorized common stock to at least 25,000,000 shares of authorized common stock; (b) the election to the board of directors of the company the following individuals: (i) Mr. Steve Gorlin; (ii) David T. Hung, M.D.; (iii) one nominee acting as the representative of the individuals who held shares of common stock of Medivation immediately prior to the effective time of the merger; and (iv) two nominees acting as representatives of MDB Capital Group LLC; and (c) a change of the name of the company. The voting agreements were entered into by and among Orion and the parties named in the table in this section “Certain Relationships and Related Transactions—Registration Rights Agreements” above. The individuals who are to be elected to our board of directors have not yet been nominated to serve. As of May 10, 2005, an aggregate of 14,380,425 shares, or approximately 79.9% of the fully-diluted shares, of common stock of the company were covered by such voting agreements.

Acquisition of Selena Pharmaceuticals, Inc. Patent Rights

On October 10, 2003, Medivation purchased from Selena Pharmaceuticals, Inc. certain patent rights, including issued patents in the U.S. and Europe, covering the use of Dimebon and related compounds to treat Alzheimer’s disease and other neurodegenerative diseases. The purchase price for such rights consisted of $25,000 in cash and 900,000 shares of common stock of Medivation, which were converted into 110,642 shares of our Series B Preferred Stock in connection with the merger. As of May 10, 2005, Selena Pharmaceuticals, Inc. beneficially owned approximately 12.3% of the fully-diluted common stock. The purchase agreement with respect to the acquisition of such rights, among other things, requires us to make certain milestone payments to the inventors of the patent rights upon the occurrence of stated events, and to pay the inventors royalties on the sale of products covered by such purchased rights.

Transactions with Dr. Hung

On November 16, 2004, Dr. Hung, our current President and Chief Executive Officer and a member of our board of directors, entered into an agreement with Medivation pursuant to which Dr. Hung guaranteed, in an amount not to exceed $78,000, the performance of Medivation of its contractual obligation to pay certain professional fees incurred by Medivation in connection with the transactions. In return for such guarantee, Medivation issued warrants to Dr. Hung exercisable for shares of Medivation equity securities. In connection with the merger, the warrants exercisable for shares of Medivation equity securities issued to Dr. Hung in connection with such guarantee were assumed by us and converted into warrants exercisable for an aggregate of

10,065 shares of our common stock at an exercise price of $1.55 per share. As of May 10, 2005, Dr. Hung beneficially owned approximately 9.6% of the fully-diluted common stock.

Transactions with Mr. Grano

Convertible Bridge Notes and Warrants

On June 8, August 1, and September 1, 2004, Medivation issued and sold to Joseph J. Grano, Jr. convertible bridge notes of Medivation, together with warrants exercisable for equity securities of Medivation. The aggregate principal amount of all such convertible bridge notes was $600,000, and each accrued interest at the rate of 4.5% per annum. As of December 17, 2004, the aggregate principal balance, plus accrued interest, remaining outstanding on the convertible bridge notes was $610,775, and was assumed by the company and converted into shares of common stock of the company at a conversion price of $1.55 per share in the financing. In connection with the merger, the warrants exercisable for equity securities of Medivation, issued in connection with the convertible bridge notes, were also assumed by the company and converted into warrants exercisable for an aggregate of 77,419 shares of our common stock at an exercise price of $1.55 per share.

Consulting Agreement

In addition, pursuant to a Consulting Agreement between Medivation and Mr. Grano entered in July 2004, Medivation issued to Mr. Grano options to purchase shares of Medivation common stock in July and December 2004. In connection with the merger, these options were assumed by the company and converted into options to purchase shares of our common stock.

As of May 10, 2005, Mr. Grano beneficially owned an aggregate of 1,279,033 shares of our common stock, or approximately 4.1% of the fully-diluted common stock.

Transactions with Dara BioSciences, Inc.

On October 10, 2003, and April 1, 2004, Medivation issued to Dara BioSciences, Inc. convertible bridge notes of Medivation, together with warrants exercisable for equity securities of Medivation. The aggregate principal amount of all such convertible bridge notes was $1,250,000, and each accrued interest at the rate of 4.5% per annum. In connection with the financing, (a) an aggregate principal balance of $688,955 remaining outstanding on the convertible bridge notes was assumed by the company and converted into shares of common stock of the company at a conversion price of $1.55 per share; and (b) an aggregate principal balance of $622,720 in principal plus accrued interest remaining outstanding on the convertible bridge notes was repaid by us. In connection with the merger, the equity securities of Medivation issued in connection with the convertible bridge notes were also assumed by the company and converted into warrants exercisable for an aggregate of 161,290 shares of our common stock at an exercise price of $1.55 per share.

DESCRIPTION OF TRANSACTIONS

The company is the product of the merger between Medivation and merger sub, a wholly owned subsidiary of Orion, which was completed as part of the transactions, including the merger and the financing. Prior to the merger, Orion had not engaged in any substantive commercial operations, and Medivation was a privately held life sciences company. Orion was incorporated in Delaware in October 1995 for the purpose of acquiring an operating business by purchase, merger, combination or otherwise. Medivation was incorporated in Delaware in September 2003. The following is a brief description of the merger and the financing, which we sometimes refer to collectively as “the transactions” in this prospectus.

Overview

On December 17, 2004, Orion entered into an agreement and plan of merger by and among Orion, merger sub and Medivation providing for the merger of merger sub with and into Medivation, and pursuant to which each outstanding share of common stock of Medivation was converted into 0.122935 shares of the Series B Preferred Stock of the company. In addition, in connection with the transactions, Orion entered into purchase agreements with respect to the private placement by Orion of an aggregate of 7,741,935 shares of common stock to certain accredited investors at a price of $1.55 per share.

Merger Agreement

Pursuant to the merger agreement, among other things, effective as of December 17, 2004, (a) David T. Hung, M.D. was elected to the board of directors of the company and was appointed as the President and Chief Executive Officer of the company; (b) C. Patrick Machado was appointed as the Senior Vice President and Chief Financial Officer of the company; (c) Christopher A. Marlett resigned from the positions of President and Chief Executive Officer of the company, and continues to serve on the board of directors of the company; and (d) Anthony DiGiandomenico resigned from the position of Chief Financial Officer of the company, and continues to serve on the board of directors of the company.

In addition, pursuant to the merger agreement, the company agreed that it shall prepare and file with the Commission as soon as practicable after December 17, 2004, a proxy statement with respect to an annual meeting of the holders of common stock for the purpose of obtaining the approval of the holders of the common stock of each of the following actions: (a) an amendment to the amended and restated certificate of incorporation of the company resulting in an increase in the number of shares of authorized common stock, from 10,000,000 shares of authorized common stock to at least 25,000,000 shares of authorized common stock; (b) the election to the board of directors of the company the following individuals: (i) Mr. Steve Gorlin; (ii) David T. Hung, M.D.; (iii) one (1) nominee acting as the representative of the individuals who held shares of common stock of Medivation immediately prior to the effective time of the merger; and (iv) two nominees acting as representatives of MDB Capital Group LLC; and (c) a change of the name of the company.

Series B Preferred Stock

On December 15, 2004, we amended and restated the certificate of designations, preferences, rights and limitations of the Series B Preferred Stock. The amendment to and restatement of the certificate of designations, among other things, (a) increased the number of shares of common stock that shall be issuable upon conversion of the shares of the Series B Preferred Stock from 10 shares of common stock for each share of Series B Preferred Stock to 20 shares of common stock for each share of Series B Preferred Stock; and (b) provided that, until all the shares of Series B Preferred Stock shall have been automatically converted into shares of common stock, (i) all actions submitted for approval by holders of shares of common stock shall in addition require the approval of the holders of a majority of the shares of Series B Preferred Stock (voting as a separate series); and (ii) all actions taken by the board of directors of the company shall require the approval of the director nominated by the holders of the shares of Series B Preferred Stock. Shares of the Series B Preferred Stock shall be automatically converted into shares of common stock upon receipt of stockholder approval to increase the authorized common stock to at least 25,000,000 shares.

Purchase Agreements

In connection with the financing, Orion entered into purchase agreements with respect to the private placement of an aggregate of 7,741,935 shares of common stock to certain accredited investors at a price of $1.55 per share.

Registration Rights Agreements

In connection with the financing, Orion entered into registration rights agreements providing for the registration for resale of the shares sold pursuant to the financing, as well as certain other shares of common stock of Orion. The registration rights agreements require us to register for resale an aggregate of 14,327,607 shares of common stock. Pursuant to the registration rights agreements, we agreed to file a registration statement with respect to these shares no later than January 31, 2005, and to have such registration statement declared effective no later than March 31, 2005. If we fail to file, or to have declared effective, such registration statement by such respective deadlines, we agreed to pay certain liquidated amounts to the parties to such registration rights agreements who purchased shares in the financing.

Voting Agreements

In connection with the transactions, each of the persons holding shares of common stock of Medivation immediately prior to the effective time of the merger and each person who purchased shares in the financing, entered into voting agreements which provide for the agreement by such persons to vote any shares of common stock or other voting securities of the company owned by such persons in favor of: (a) an amendment to the amended and restated certificate of incorporation of the company resulting in an increase in the number of shares of authorized common stock, from 10,000,000 shares of authorized common stock to at least 25,000,000 shares of authorized common stock; (b) the election to the board of directors of the company the following individuals: (i) Mr. Steve Gorlin; (ii) David T. Hung, M.D.; (iii) one nominee acting as the representative of the individuals who held shares of common stock of Medivation immediately prior to the effective time of the merger; and (iv) two nominees acting as representatives of MDB Capital Group LLC; and (c) a change of the name of the company.

DESCRIPTION OF CAPITAL STOCK

General Matters

Pursuant to our amended and restated certificate of incorporation, the total amount of our authorized capital stock is 11,000,000 shares, which consists of 10,000,000 shares of authorized common stock, par value $0.01 per share, and 1,000,000 shares of authorized preferred stock, par value $0.01 per share. With respect to the authorized preferred stock, 200 shares have been designated as Series A Preferred Stock and 450,000 shares have been designated as Series B Preferred Stock. As of May 10, 2005, we had outstanding 9,581,141 shares of common stock, and 110 shares and 331,925 shares of Series A Preferred Stock and Series B Preferred Stock, respectively.

According to the records of our transfer agent, American Stock Transfer & Trust Company, as of May 16, 2005, we had 77 holders of record of our common stock. As of May 16, 2005, we had one holder of record of our Series A Preferred Stock and four holders of record of our Series B Preferred Stock.

The following summary of our capital stock does not purport to be complete and is subject to and qualified in its entirety by, our amended and restated certificate of incorporation and our bylaws, each of which are included as exhibits to the registration statement of which this prospectus forms a part and by the provisions of applicable law.

Common Stock

The holders of shares of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. All shares of our common stock are entitled to share equally in any dividends our board of directors may declare from legally available sources.

Our common stock is quoted on the OTC Bulletin Board under the symbol “MTMR.” The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Preferred Stock

The board of directors is authorized, subject to any limitations imposed by law, without stockholder approval, from time to time to issue up to a total of 1,000,000 shares of preferred stock, in one or more series, each series to have rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as the board of directors may determine.

As of May 10, 2005, the Series A Preferred Stock and the Series B Preferred Stock were the only series of preferred stock designated by the company.

Series A Preferred Stock

Holders of Series A Preferred Stock are not entitled to vote their shares with respect to the election of directors or any other matter submitted to the stockholders, unless required by law or upon conversion of their shares of Series A Preferred Stock into shares of common stock. Each share of Series A Preferred Stock is convertible into 1,000 shares of common stock at the holder’s election for a period of one year commencing on December 17, 2004. Each share of Series A Preferred Stock is redeemable at the option of the holder thereof at any time at a price per share equal to the price per share originally paid to the company for such share. Upon our liquidation, dissolution or winding up, the holders of Series A Preferred Stock are entitled to receive their initial purchase price per share of Series A Preferred Stock prior and in preference to any distribution to the holders of shares of common stock. The Series A Preferred Stock is not entitled to any preemptive rights.

Series B Preferred Stock

In the event of any liquidation, dissolution or winding up of the company, either voluntary or involuntary, subject to the rights of other series of preferred stock that are in existence or may, from time to time, come into existence, the assets of the company available for distribution to stockholders shall be distributed among the holders of shares of the Series B Preferred Stock and among the holders of shares of common stock on the basis of each share of Series B Preferred Stock receiving an amount of cash or other distributable property that is the conversion rate (as defined below) times the amount payable or distributable for each share of common stock.

The Series B Preferred Stock does not have any redemption rights. The Series B Preferred Stock will not be entitled to dividends unless the company pays cash dividends or dividends in other property to holders of outstanding shares of common stock, in which event, each outstanding share of the Series B Preferred Stock will be entitled to receive dividends of cash or property equivalent to that paid in respect of one share of common stock times the conversion rate.

In the event that the company increases the number of shares of authorized common stock to be equal to or in excess of 25,000,000 shares of common stock, then upon the filing and acceptance of any change in the amended and restated certificate of incorporation reflecting the increase in capital, whether by amendment or restatement, all the outstanding shares of Series B Preferred Stock will immediately and automatically convert into shares of common stock without any notice required on the part of the company or the holder. In such event, holders of Series B Preferred Stock will be entitled to receive shares of common stock at the conversion rate of twenty shares of fully paid and non-assessable common stock for one share of Series B Preferred Stock.

The holders of record of shares of Series B Preferred Stock shall be entitled to vote together with the holders of the shares of common stock upon all matters submitted to such holders for a vote, the vote of each share of Series B Preferred Stock to be equal to the then conversion rate. So long as any shares of Series B Preferred Stock are outstanding, the holders of shares of Series B Preferred Stock voting as a separate class shall have the right to elect one member of the board of directors of the company, which director shall be subject to removal only upon the vote of the holders of a majority of the Series B Preferred Stock.

In addition, so long as any shares of Series B Preferred Stock are outstanding, the company shall not without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least sixty percent of the then outstanding shares of Series B Preferred Stock, voting as a separate class (a) create (by reclassification or otherwise) any new class or series of shares having rights, preferences or privileges equal or senior to the Series B Preferred Stock; (b) alter or change the rights, preferences or privileges of the Series B Preferred Stock; (c) amend the amended and restated certificate of incorporation in a manner that materially adversely affects the rights, preferences or privileges of the holders of the Series B Preferred Stock; (d) increase or decrease the authorized number of shares of Preferred Stock of the company; (e) liquidate or wind-up the company; (f) redeem, purchase or otherwise acquire (or pay into or set funds aside for a sinking fund for such purpose) any share or shares of preferred stock or common stock; or (g) take any other action which is required to be taken only with the consent or approval of the holders of the company’s capital stock, whether pursuant to the amended and restated certificate of incorporation or the provisions of the Delaware General Corporation Law. In addition, so long as any shares of Series B Preferred Stock are outstanding, the company shall not take any action which is required to be taken only with the consent or approval of a majority of the board of directors without the consent or approval of the director nominated by the holders of the shares of Series B Preferred Stock.

Registration Rights Agreements

In connection with the financing, Orion entered into registration rights agreements providing for the registration for resale of the shares sold pursuant to the financing, as well as certain other shares of common stock of Orion. The registration rights agreements require us to register for resale an aggregate of 14,327,607 shares of common stock. Pursuant to the registration rights agreements, we agreed to file a registration statement with respect to these shares no later than January 31, 2005, and to have such registration statement declared effective no later than March 31, 2005. If we fail to file, or to have declared effective, such registration statement by such respective deadlines, we agreed to pay certain liquidated amounts to the parties to such registration rights agreements who purchased shares in the financing.

Warrants

As of May 10, 2005, the aggregate number of shares of common stock issuable upon exercise of outstanding warrants was 1,049,991. With respect to this aggregate number of warrant shares, this prospectus and the registration statement of which this prospectus is a part relate only to the sale by us of up to 225,500 shares of common stock that we may issue and sell upon exercise of the Class B Warrants. This prospectus and the registration statement of which this prospectus is a part do not relate to the sale by us of shares of common stock issuable upon exercise of any other outstanding warrants. We may receive proceeds in this offering from the issuance and sale of our shares of common stock issuable upon exercise of the outstanding Class B Warrants in the event that Class B Warrantholders exercise such warrants and pay the applicable cash exercise price in connection with such exercise. If all outstanding Class B Warrants are exercised in connection with this offering for cash, the estimated net aggregate proceeds to us from the issuance and sale of the shares of common stock issuable upon exercise of such warrants will be approximately $28,188.

Prior to Transactions

As of December 16, 2004, the date immediately prior to effective date of the merger, Orion had outstanding Class B Warrants to purchase 225,500 shares of common stock. On the effective date of the merger, all outstanding Class B Warrants became exercisable during the period beginning on December 17, 2004, and ending on December 17, 2005 for an aggregate of 225,500 shares of common stock at an exercise price of $0.125 per share.

The company originally issued and sold the Class B Warrants pursuant to a registration statement declared effective by the Commission in July 1996. The shares of common stock we may issue and sell upon exercise of the Class B Warrants were not included in the 1996 registration statement. As a result, such shares were not registered with the Commission in connection with the 1996 registration statement, and currently remain to be registered.

Subsequent to Transactions

Pursuant to the merger, previously issued Medivation warrants were assumed by us and became exercisable to purchase an aggregate of 251,613 shares of our common stock at an exercise price of $1.55 per share. In addition, as compensation for the services of MDB Capital Group LLC as placement agent in connection with the financing, MDB Capital Group LLC and certain affiliates received a warrant exercisable for an aggregate of 572,878 shares of common at an exercise price of $1.55 per share. The expiration dates of the warrants previously issued by Medivation and held by Dr. Hung and Mr. Machado are November 16, 2014. The expiration dates of the warrants previously issued by Medivation and held by Dara BioSciences, Inc. are October 10, 2013, and April 1, 2014. The expiration dates of the warrants previously issued by Medivation and held by Mr. Grano are each the earlier to occur of (a) a change of control of the company; and (b) the tenth anniversary of the issuance date of the applicable warrant, or June 8, 2014, September 1, 2014, and August 1, 2014, respectively. The expiration date of the warrant held by MDB Capital Group LLC is December 17, 2009.

Delaware General Corporation Law

Provisions of the Delaware General Corporation Law could discourage potential acquisition proposals and could delay, deter or prevent a change in control. The anti-takeover provisions of the Delaware General Corporation Law impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. In addition, Section 203 of the Delaware General Corporation Law, unless its application has been waived, provides certain default anti-takeover protections in connection with transactions between the company and an “interested stockholder” of the company. Although we have not waived application of Section 203 of the Delaware General Corporation Law, because our common stock is not listed on any national securities exchange or authorized for quotation on the NASDAQ Stock Market, we are not afforded the anti-takeover protections of Section 203 of the Delaware General Corporation Law. Additionally, provisions of our amended and restated certificate of incorporation and bylaws could deter, delay or prevent a third party from acquiring us, even if doing so would benefit our stockholders, including without limitation, the authority of the board of directors to issue, without stockholder approval, preferred stock with such terms as the board of directors may determine.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of May 10, 2005, for:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors, nominees and named executive officers as a group;

•	each person who we know beneficially owns more than 5% of our common stock; and

•	each selling stockholder.

Beneficial ownership data in the table below has been calculated based on Commission rules requiring that all equity securities exercisable for or convertible into shares of our common stock within 60 days of May 10, 2005, shall be deemed to be outstanding for the purpose of computing the percentage of ownership of any person holding such exercisable or convertible equity securities, but shall not be deemed to be outstanding for computing the percentage of ownership of any other person.

Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all capital stock shown to be held by that person. The address of each named executive officer and director, unless indicated otherwise by footnote, is c/o Orion Acquisition Corp. II, 501 Second Street, Suite 211, San Francisco, California 94107.

None of the selling stockholders is a registered broker-dealer or an affiliate of a registered broker-dealer.

	Shares Beneficially Owned Prior to Offering		Offered	Shares Beneficially Owned After Offering
	Number	Percent		Number	Percent
Named Executive Officers and Directors
David T. Hung, M.D.(1)	1,645,095	14.65%	—	1,645,095	14.65%
Christopher A. Marlett(2)	1,173,652	11.83	—	1,173,652	11.83
Gregory H. Bailey, M.D.(3)	509,016	6.46	—	509,016	6.46
C. Patrick Machado(4)	494,579	4.91	—	494,579	4.91
Anthony DiGiandomenico(5)	118,773	1.24	—	118,773	1.24
Daniel Adams	—	*	—	—	*
Kim D. Blickenstaff	—	*	—	—	*
Steve Gorlin(6)	2,818,607	23.58	—	2,818,607	23.58
All named executive officers and directors as a group (eight persons)(1-6)	6,759,722	46.13	—	6,759,722	46.13

5% Stockholders
Dara BioSciences, Inc.(7)	2,818,607	23.58	—	2,818,607	23.58
Selena Pharmaceuticals, Inc.(8)	2,212,830	18.76	—	2,212,830	18.76
Special Situations Private Equity Fund, L.P.(9)	1,290,322	13.47	—	1,290,322	13.47
Joseph J. Grano, Jr.(10)	1,279,033	12.53	652,114	626,919	6.14
Special Situations Fund III, L.P.(11)	967,742	10.10	—	967,742	10.10
MDB Capital Group LLC(12)	903,470	9.17	—	903,470	9.17
TTC Private Equity Partners LLC(13)	504,780	5.27	504,780	—	*

Other Selling Stockholders
Walker Smith International Fund, Ltd.(14)	333,484	3.48	333,484	—	*
Walker Smith Capital (QP), L.P.(14)	257,420	2.69	257,420	—	*
Robert Charles Friese	161,290	1.68	161,290	—	*
Cimarron Overseas Equity Master Fund L.P.	129,032	1.35	129,032	—	*

	Shares Beneficially Owned Prior to Offering		Offered	Shares Beneficially Owned After Offering
	Number	Percent		Number	Percent
Lewin Investments LLC	129,032	1.35	129,032	—	*
Silicon Prairie Partners, L.P.	129,032	1.35	129,032	—	*
Trust Under Will of A. Wilfred May, dated November 11, 1969	129,032	1.35	129,032	—	*
Melvyn Weiss	96,774	1.01	96,774	—	*
SRB Greenway Capital (QP), L.P.	86,700	*	86,700	—	*
Bushido Capital Master Fund, L.P.	80,645	*	80,645	—	*
Gamma Opportunity Capital Partners, L.P.	80,645	*	80,645	—	*
Arthur Shartsis	65,000	*	65,000	—	*
Edgewater Ventures	64,516	*	64,516	—	*
Edward Negley	64,516	*	64,516	—	*
John Micek III	64,516	*	64,516	—	*
Walker Smith Capital, L.P.(14)	54,258	*	54,258	—	*
WS Opportunity Fund International Ltd.(14)	48,710	*	48,710	—	*
WS Opportunity Fund (QP), L.P.(14)	44,322	*	44,322	—	*
James Patrick Tierney	40,000	*	40,000	—	*
WS Opportunity Fund, L.P.(14)	36,000	*	36,000	—	*
R. L. Clarkson	35,000	*	35,000	—	*
Richard D. Clarkson	35,000	*	35,000	—	*
Richard L. Clarkson, f/b/o Lucille S. Ball	35,000	*	35,000	—	*
Clay D. McCollor and Elissa McCollor	32,258	*	32,258	—	*
Joel T. Leonard Trust, dated October 25, 1994	32,258	*	32,258	—	*
Joseph F. Barletta	32,258	*	32,258	—	*
Maurice Micek	32,258	*	32,258	—	*
Shon Kwong and Laura Micek	32,258	*	32,258	—	*
Steven O’Kuhn	32,258	*	32,258	—	*
Steven L. Zelinger	16,200	*	16,200	—	*
John Micek, Custodian for Gabriel Micek	16,129	*	16,129	—	*
John Micek, Custodian for Jordan Micek	16,129	*	16,129	—	*
John Micek, Custodian for Peter Micek	16,129	*	16,129	—	*
Maurice Micek, Custodian for Andrew Micek	16,129	*	16,129	—	*
Maurice Micek, Custodian for Benjamin Micek	16,129	*	16,129	—	*
Cedric Vanzura	15,000	*	15,000	—	*
Greg J. Micek, Guardian for Gregory J. Micek Jr.	12,903	*	12,903	—	*
SRB Greenway Capital, L.P.	10,074	*	10,074	—	*
Greg J. Micek, Guardian for Alexandria L. Micek	6,452	*	6,452	—	*
John A. Raiser Irrevocable Trust dated March 2, 1988	6,452	*	6,452	—	*
Jeff Stroud and Jean Stroud	3,226	*	3,226	—	*

*	Represents beneficial ownership of less than 1%.
(1)	Consists of 10,065 shares of common stock issuable upon exercise of warrants exercisable within 60 days and 1,635,030 shares of common stock issuable upon conversion of shares of Series B Preferred Stock convertible within 60 days.
(2)	Consists of 258,090 shares of common stock and 12,090 shares of common stock issuable upon exercise of warrants exercisable within 60 days. Also includes shares held of record by MDB Capital Group LLC, of which Mr. Marlett is a principal and the principal equity holder. See Note 12, below. The address for Mr. Marlett is c/o MDB Capital Group LLC, 401 Wilshire Boulevard, Suite 1020, Santa Monica, California 90401.

(3)	Consists of 80,000 shares held by Topix, Inc, 214,508 shares held by 703149 Ontario Inc. and warrants to purchase 214,508 shares held by Topix, Inc. exercisable within 60 days. Dr. Bailey is the principal stockholder and executive officer of each of Topix, Inc. and 703149 Ontario Inc. The address for Dr. Bailey is c/o MDB Capital Group LLC, 401 Wilshire Boulevard, Suite 1020, Santa Monica, California 90401.
(4)	Consists of 2,839 shares of common stock issuable upon exercise of warrants exercisable within 60 days and 491,740 shares of common stock issuable upon conversion of shares of Series B Preferred Stock convertible within 60 days.
(5)	Consists of 116,028 shares of common stock and 2,745 shares of common stock issuable upon exercise of warrants exercisable within 60 days. The address for Mr. DiGiandomenico is c/o MDB Capital Group LLC, 401 Wilshire Boulevard, Suite 1020, Santa Monica, California 90401.
(6)	Includes shares held of record by Dara BioSciences, Inc., of which Mr. Gorlin is the Chairman of the Board of Directors and a principal stockholder.
(7)	Consists of 444,487 shares of common stock; 161,290 shares of common stock issuable upon exercise of warrants exercisable within 60 days; and 2,212,830 shares of common stock issuable upon conversion of shares of Series B Preferred Stock convertible within 60 days. Dara Biosciences, Inc. has sole voting and investment control over the shares. Steve Gorlin, Louis Herlands, Richard A. Franco and W. Hamilton Jordan are members of the board of directors of Dara Biosciences, Inc. The address for Dara BioSciences is 4505 Falls of Neuse Road, Suite 125, Raleigh, North Carolina 27609.
(8)	Consists of 2,212,830 shares of common stock issuable upon conversion of shares of Series B Preferred Stock convertible within 60 days. Selena Pharmaceuticals, Inc. has sole voting and investment control over the shares. Sergey Sablin, Elena Sablin, Michael Weiner and Eugene Somoza are members of the board of directors of Selena Pharmaceuticals, Inc. The address for Selena Pharmaceuticals is 167 Skyview Way, San Francisco, CA 94131.
(9)	MG Advisers, L.L.C. is the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MG Advisers, L.L.C. and are principally responsible for the selection, acquisition and disposition of the portfolio securities by the investment adviser on behalf of its fund. The address for Special Situations Private Equity Fund, L.P. is 153 East 53rd Street, 51st Floor, New York, New York 10022.
(10)	Consists of 652,114 shares of common stock; 77,419 shares of common stock issuable upon exercise of warrants exercisable within 60 days; and 549,500 shares of common stock issuable upon exercise of options exercisable within 60 days. Mr. Grano is a consultant to the Company. The address for Mr. Grano is c/o Centurion Holdings LLC, 375 Park Avenue, New York, NY 10152-0192.
(11)	MGP Advisors Limited is the general partner of Special Situations Fund III, L.P. AWM Investment Company, Inc. is the general partner of MGP Advisors Limited. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP Advisors Limited and AWM Investment Company, Inc. The address for Special Situations Fund III, L.P. is 153 East 53rd Street, 51st Floor, New York, New York 10022.
(12)	Consists of 574,735 shares of common stock and 328,735 shares of common stock issuable upon exercise of warrants exercisable within 60 days. The address for MDB Capital Group LLC is 401 Wilshire Boulevard, Suite 1020, Santa Monica, California 90401.
(13)	Tiedemann Trust Company is the managing member of TTC Private Equity Partners LLC. Michael Tiedemann, Senior Managing Director and Head of Investment Management for Tiedemann Trust Company, has voting and investment power over the shares. The address for TTC Private Equity Partners LLC is 1201 North Market Street, Suite 1406, Wilmington, Delaware 19801.
(14)	Reid S. Walker and G. Stacy Smith are the general partners of WS Capital, LLC, which is the general partner of WS Capital Management, L.P., which is the general partner of Walker Smith Capital, L.P. and Walker Smith Capital (QP), L.P., and the agent and attorney-in-fact for Walker Smith International Fund, Ltd. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV Management, L.L.C., the general partner of WS Ventures Management, L.P., the general partner of WS Opportunity Fund, L.P. and WS Opportunity Fund (QP), L.P. and the agent and attorney-in-fact for WS Opportunity Fund International, Ltd.

MARKET FOR COMMON STOCK AND RELATED MATTERS

Common Stock Prices

Our common stock is quoted on the OTC Bulletin Board under the symbol “MTMR.” The following table sets forth on a per share basis the high and low bid prices, respectively, of our common stock as reported on the OTC Bulletin Board for the periods indicated. The company is the product of the merger between Medivation and a wholly owned subsidiary of Orion, which was completed as part of the transactions, including the merger and the financing, on December 17, 2004. Prior to the merger, Orion had not engaged in any substantive commercial operations. Accordingly, prices in the table below for any period prior to the transactions do not reflect commercial operations of Medivation.

	High Bid	Low Bid
Year ended December 31, 2003
First quarter	$0.75	$0.45
Second quarter	$0.85	$0.51
Third quarter	$0.85	$0.81
Fourth quarter	$1.01	$0.81
Year ended December 31, 2004
First quarter	$1.70	$0.98
Second quarter	$7.00	$1.70
Third quarter	$3.40	$1.50
Fourth quarter	$4.10	$0.55
Year ended December 31, 2005
First quarter	$4.00	$1.50
Second quarter (through May 12, 2005)	$3.75	$3.75

On May 12, 2005, the average of the high ask and low bid prices, respectively, of our common stock as reported on the OTC Bulletin Board on May 12, 2005, was $3.88 per share. According to the records of our transfer agent, American Stock Transfer & Trust Company, as of May 16, 2005, we had 77 holders of record of common stock.

The source of the information provided in the table above is the OTC Bulletin Board®, Quarterly Trade and Quote Summary Report, and represents prices between dealers without adjustments for retail markups, markdowns or commissions, and may not represent actual transactions.

Equity Compensation Plans

The following table sets forth certain information concerning shares of our common stock issuable and available for issuance under our stockholder approved and non-stockholder approved equity compensation plans, in each case as of December 31, 2004. All such options were issued to consultants of Medivation under an equity compensation plan approved by the holders of common stock of Medivation prior to the merger and assumed in connection therewith.

	Shares Issuable upon Exercise of Options	Weighted Average Exercise Price of Options	Shares Available for Issuance under Plan
Equity compensation plans approved by stockholders	616,556	$0.85	489,859
Equity compensation plans not approved by stockholders	—	—	—

Total	616,556	$—	489,859

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the Commission;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of shares of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of shares of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the shares of common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the shares of common stock offered by them will be the purchase price of the shares of common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of shares of common stock to be made directly or through agents. We may receive proceeds in this offering from the issuance and sale of our shares of common stock issuable upon exercise of the outstanding Class B Warrants in the event that Class B Warrantholders exercise such warrants and pay the applicable cash exercise price in connection with such exercise.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the shares of common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended, may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (a) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement; or (b) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

LEGAL MATTERS

Latham & Watkins LLP, Menlo Park, California will opine as to the validity of the shares of common stock being offered by this prospectus.

EXPERTS

The consolidated financial statements as of and for the periods therein indicated included in the prospectus have been audited by Singer Lewak Greenbaum & Goldstein LLP, independent registered public accounting firm of Orion Acquisition Corp. II, to the extent and for the periods set forth in their report appearing in this prospectus, and are included in reliance upon such report given upon the authority of Singer Lewak Greenbaum & Goldstein LLP as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form SB-2 with the Commission of which this prospectus is a part under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement, and statements contained in this prospectus concerning the provisions of any document are not necessarily complete. For further information about us and the shares of common stock covered by this prospectus, you should read the registration statement including its exhibits.

We file annual reports on Form 10-KSB, quarterly reports of Form 10-QSB, current reports on Form 8-K, proxy statements and other information with the Commission under the Exchange Act. You may read and copy this information at Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C., 20549. Please call the Commission at (800) 732-0330 for further information on the operation of the Commission’s Public Reference Room. The Commission also maintains an Internet site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the Commission. The address of the Commission’s web site is www.sec.gov.

We intend to furnish our holders of common stock with annual reports containing financial statements audited by an independent accounting firm and to make available quarterly reports containing unaudited financial information for the first three quarters of each year.

PROVISION FOR INDEMNIFICATION

Commission Position on Indemnification

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and their respective controlling persons, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Delaware General Corporation Law

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the company. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or for any transaction from which the director derived an improper personal benefit.

Amended and Restated Certificate of Incorporation

Article Ninth of the amended and restated certificate of incorporation of the company provides that the personal liability of the directors of the company shall be eliminated to the fullest extent permitted by the provisions of Section 102(b)(7) of the Delaware General Corporation Law, as the same may be amended and supplemented.

Article Tenth of the amended and restated certificate of incorporation of the company provides that company shall, to the fullest extent permitted by the provisions of Section 145 of the Delaware General Corporation Law, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for therein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Indemnification Agreements

We also enter into indemnification agreements with our directors and officers. The indemnification agreements provide indemnification to our directors and officers under certain circumstances for acts or omissions which may not be covered by directors’ and officers’ liability insurance.

Liability Insurance

We have also obtained directors’ and officers’ liability insurance, which insures against liabilities that our directors or officers may incur in such capacities.

Registration Rights Agreements

Section 6 of each of the registration rights agreements of the selling stockholders provides that we will indemnify and hold harmless each selling stockholder and its officers, directors, members, employees and agents, successors and assigns, and each other person, if any, who controls such selling stockholder within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which they may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (a) any untrue statement or alleged untrue statement of any material fact contained in the registration statement, preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof; (b) any blue sky application or other document executed by us specifically for that purpose or based upon written information furnished by us filed in any state or other jurisdiction in order to qualify any or all of the registrable securities under the securities laws thereof; (c) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; (d) any violation by us or our agents of any rule or regulation promulgated under the Securities Act applicable to us or our agents and relating to action or inaction required of us in connection with such registration; or (e) any failure to register or qualify the securities covered by the registration statement included in any such registration in any state where we or our agents have affirmatively undertaken or agreed in writing that we will undertake such registration or qualification on behalf of any selling stockholder, and will reimburse such selling stockholder, and each such officer, director or member and each such controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that we will not be liable in any such case if and to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by such selling stockholder or any such controlling person in writing specifically for use in such registration statement or prospectus.

EXPLANATORY NOTE

As used in this prospectus:

•	“Class B Warrants” refers to the Redeemable Class B Unit Purchase Warrants issued by Orion in its initial public offering in 1996;

•	“the financing” refers to the private placement by Orion of an aggregate of 7,741,935 shares of common stock on December 17, 2004, to certain accredited investors;

•	“Medivation” refers to Medivation, Inc. on or prior to December 17, 2004, the effective date of the merger;

•	“the merger” refers to the merger effective on December 17, 2004, by and among Orion, merger sub and Medivation, pursuant to which Medivation became a wholly owned subsidiary of Orion;

•	“merger sub” refers to the wholly owned subsidiary of Orion that was merged with and into Medivation in connection with the merger;

•	“Orion” refers to Orion Acquisition Corp. II on or prior to December 17, 2004, the effective date of the merger;

•	“preferred stock” refers to the Series A Preferred Stock and the Series B Preferred Stock, collectively, of the company;

•	“the transactions” refers to the financing and the merger, collectively;

•	“warrants” refers to the warrants of the company exercisable for shares of our common stock, including the Class B Warrants; and

•	“We,” “our,” “us” and “the company” refer to Orion and Medivation, collectively, on a consolidated basis after giving effect to the transactions.

Unless otherwise noted in this prospectus, all information in this prospectus assumes:

•	the sale by each selling stockholder of all shares of common stock covered by this prospectus;

•	the conversion in full of outstanding shares of our Series A Preferred Stock into shares of common stock of the company, at the conversion rate of 1,000 shares of common stock for each share of our Series A Preferred Stock;

•	the conversion in full of outstanding shares of our Series B Preferred Stock into shares of common stock of the company, at the conversion rate of 20 shares of common stock for each share of our Series B Preferred Stock;

•	the exercise in full of outstanding options and warrants exercisable for shares of our common stock; and

•	an aggregate of 17,996,178 shares of our common stock to be outstanding, which we sometimes refer to in this prospectus as the “fully-diluted” number of shares of common stock, and which represents the sum of the following:

•	9,581,141 shares of our common stock outstanding as of January 28, 2005;

•	1,049,991 shares of our common stock issuable upon exercise of our warrants outstanding as of January 28, 2005;

•	110,000 shares of our common stock issuable upon conversion of our Series A Preferred Stock outstanding as of January 28, 2005;

•	6,638,490 shares of common stock issuable upon conversion of our Series B Preferred Stock outstanding as of January 28, 2005; and

•	616,556 shares of our common stock issuable upon exercise of our options outstanding as of January 28, 2005.

FINANCIAL STATEMENTS

Financial Statements Index

Page
Report of Singer Lewak Greenbaum & Goldstein LLP, Independent Registered Public Accounting Firm of Orion Acquisition Corp. II	F-2

Consolidated Balance Sheet as of December 31, 2004	F-3

Restated Consolidated Statements of Operations for the year ended December 31, 2004, for the period from inception (September 4, 2003) to December 31, 2003, and for the period from inception (September 4, 2003) to December 31, 2004

F-4

Consolidated Statements of Stockholders’ Equity for the period from inception (September 4, 2003) to December 31, 2004	F-5

Consolidated Statements of Cash Flows for the year ended December 31, 2004, for the period from inception (September 4, 2003) to December 31, 2003, and for the period from inception (September 4, 2003) to December 31, 2004

F-6

Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Orion Acquisition Corp. II and subsidiary

San Francisco, California

We have audited the accompanying consolidated balance sheet of Orion Acquisition Corp. II and subsidiary (a development stage company) as of December 31, 2004, and the related consolidated statements of operations (restated), stockholders’ equity, and cash flows for the period from September 4, 2003 (inception) to December 31, 2003 and for the year ended December 31, 2004 and for the period from September 4, 2003 (inception) to December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Orion Acquisition Corp. II and subsidiary as of December 31, 2004, and the results of their operations (restated) and their cash flows for the period from September 4, 2003 (inception) to December 31, 2003, for the year ended December 31, 2004 and for the period from September 4, 2003 (inception) to December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1A to the financial statements, the Company has restated its statements of operations for the period from September 4, 2003 (inception) to December 31, 2003, for the year ended December 31, 2004 and for the period from September 4, 2003 (inception) to December 31, 2004 for a correction of an error related to the denominator used in calculating earnings per share.

SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California

January 25, 2005, except for Note 1A, as to which the date is April 21, 2005

ORION ACQUISITION CORP. II

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2004

ASSETS

Current assets
Cash and cash equivalents	$10,671,707
Prepaid expenses and other current assets	300,208

Total current assets	10,971,915
Intellectual property (net of amortization)	144,628

TOTAL ASSETS	$11,116,543

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Warrant liability	$633,149
Accounts payable	375,435
Series A convertible redeemable preferred stock	11,000
Series B convertible preferred stock liability	2,700
Other current liabilities	3,986

Total current liabilities	1,026,270

COMMITMENTS AND CONTINGENCIES
Stockholders’ equity
Preferred stock, $0.01 par value per share 1,000,000 shares authorized	—
Common stock, $0.01 par value per share 10,000,000 shares authorized 9,581,141 shares issued and outstanding	95,811
Additional paid-in capital	13,270,057
Deficit accumulated during the development stage	(3,275,595)

Total stockholders’ equity	10,090,273

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$11,116,543

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ORION ACQUISITION CORP. II

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2004

INCEPTION (SEPTEMBER 4, 2003) TO DECEMBER 31, 2003

INCEPTION (SEPTEMBER 4, 2003) TO DECEMBER 31, 2004

	Year Ended December 31, 2004 (restated*)	Inception (Sept. 4, 2003) to December 31, 2003 (restated*)	Inception (Sept. 4, 2003) to December 31, 2004 (restated*)
Operating expenses:
General and administrative:
Consulting fees	455,722	36,156	491,878
Payroll expense	303,122	75,438	378,560
Other general and administrative	303,173	63,221	366,394
Research and development	1,613,569	217,322	1,830,891
Stock-based compensation	109,265	—	109,265

Total operating expenses	2,784,851	392,137	3,176,988

Loss from operations	(2,784,851)	(392,137)	(3,176,988)

Other expense:
Interest expense (net)	70,191	8,512	78,703
Warrants issued to guarantors	17,505	—	17,505

Total other expense	87,896	8,512	96,208

Loss before provision for income taxes:	(2,872,547)	(400,649)	(3,273,195)

Provision for income taxes:	1,600	800	2,400

Net loss:	$(2,874,147)	$(401,449)	$(3,275,595)

Basic and diluted loss per share:	$(7.82)	$—	$(11.79)

Weighted average common shares outstanding (excluding conversion of Series A and Series B convertible preferred stock):	367,496	—	277,714

*	Refer to Note 1A, Restatement of Earnings per Share

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ORION ACQUISITION CORP. II

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

INCEPTION (SEPTEMBER 4, 2003) TO DECEMBER 31, 2004

	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED (DEFICIT)	TOTAL STOCKHOLDERS' EQUITY
	SHARES	AMOUNT
Balances at inception (September 4, 2003)	—	$—	$—	$—	$—
Net loss				(401,449)	(401,449)

Balances as of December 31, 2003	—	—	—	(401,449)	(401,449)
Common stock issued for:
Cash in the Offering	6,903,399	69,034	10,631,236		10,700,270
Debt conversion in the Offering	838,536	8,385	1,291,345		1,299,731
Placement agent services to MDB Capital Group LLC	572,878	5,729	882,232		887,961
Placement agent services to Brock Capital Group LLC	52,821	528	81,345		81,873
Offering expenses			(1,602,981)		(1,602,981)
Warrants issued to guarantors			17,505		17,505
Stock-based compensation expense			109,265		109,265
Reverse merger transaction:
Elimination of retained earnings			(422,120)		(422,120)
Previously issued Orion stock	1,213,507	12,135	2,282,231		2,294,366
Net loss			—	(2,874,147)	(2,874,147)

Balances as of December 31, 2004	9,581,141	$95,811	$13,270,057	$(3,275,595)	$10,090,273

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ORION ACQUISITION CORP. II

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

INCEPTION (SEPTEMBER 4, 2003) THROUGH DECEMBER 31, 2003

INCEPTION (SEPTEMBER 4, 2003) THROUGH DECEMBER 31, 2004

	Year ending Dec. 31, 2004	Inception (Sep. 4, 2003) to Dec. 31, 2003	Inception (Sep. 4, 2003) to Dec. 31, 2004
Cash flows from operating activities:
Net loss	$(2,874,147)	$(401,449)	$(3,275,595)
Adjustments to reconcile net loss to net cash used by operating activities:
Impairment of intellectual property	75,000	—	75,000
Depreciation and amortization	5,940	332	6,272
Stock-based compensation	109,265	—	109,265
Warrants issued to guarantors	17,505	—	17,505
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(292,498)	(7,710)	(300,208)
Accounts payable	351,655	23,780	375,435
Other current liabilities	(6,139)	10,125	3,986

Net cash provided by (used in) operating activities:	(2,613,419)	(374,922)	(2,988,341)

Cash flows from investing activities:
Pre-Merger cash balances in Orion accounts	1,928,839	—	1,928,839
Purchase of intellectual property	(200,000)	(25,000)	(225,000)

Net cash provided by (used in) investing activities:	1,728,839	(25,000)	1,703,839

Cash flows from financing activities:
Proceeds from issuance of convertible notes	850,000	1,000,000	1,850,000
Repayment of unconverted portion of convertible notes	(595,861)	—	(595,861)
Proceeds from sale of common stock in the Offering	10,700,270	—	10,700,270
Proceeds from sale of Series B preferred stock	—	1,800	1,800

Net cash provided by (used in) financing activities:	10,954,409	1,001,800	11,956,209

Net increase in cash	10,069,829	601,878	10,671,707
Cash at beginning of period	601,878	—	—

Cash at end of period	$10,671,707	$601,878	$10,671,707

Cash paid for interest	$26,859	$—	$26,859

Supplemental schedule of non-cash investing and financing activities:
Shares issued for conversion of debt (including accrued interest)	$1,299,731	$—	$1,299,731
Shares issued to purchase intellectual property	—	900	900
Shares issued for placement agent services in the offering	969,734	—	969,734
Warrants issued for placement agent services in the offering	633,149	—	633,149

	$2,902,614	$900	$2,903,514

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ORION ACQUISITION CORP. II

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004

1. DESCRIPTION OF BUSINESS

Orion Acquisition Corp. II (Orion or the Company), together with its wholly owned operating subsidiary Medivation, Inc. (Medivation), is a life sciences company based in San Francisco, California. The Company’s corporate strategy is to identify and acquire development stage medical technologies—including both pharmaceuticals and medical devices—that have promising scientific, clinical and commercial prospects and strong intellectual property positions, and to develop those technologies through a largely outsourced model to achieve valuation-enhancing milestone events. The Company currently has acquired and is developing two technologies, both of which are small molecule drugs targeted at Alzheimer’s disease. The Company’s lead drug candidate—Dimebon—is scheduled to enter a randomized, double-blind, placebo-controlled Phase II efficacy study in Alzheimer’s disease patients in Russia in the second or third quarter of 2005. The Company’s second drug candidate—NT0904—is in the preclinical research phase. The Company also is evaluating other medical technologies for potential acquisition.

1A. RESTATEMENT OF EARNINGS PER SHARE

The Company previously assumed conversion of the outstanding Series B convertible preferred stock in its weighted average shares outstanding calculations based on its understanding of the rules governing the accounting for reverse mergers under generally accepted accounting principles, and its desire to be able to present per share information in its financial statements. Upon further examination of the applicable rules, the Company determined that it made an error in its application of the accounting rules and the methodology it used in the past by assuming conversion of the outstanding Series B convertible preferred stock in calculating earnings per share. The Company has determined the effect of this error on its previously issued financial statements and has restated earnings per share presented in the accompanying statement of operations for the period from inception (September 4, 2003) to December 31, 2003, the year ended December 31, 2004 and the period from inception (September 4, 2003) to December 31, 2004 by excluding conversion of the outstanding Series B convertible preferred stock from the denominator used in its earnings per share calculations, as follows:

	As Originally Reported	Restatement Adjustment	As Restated
Basic and diluted loss per share:
Year ended December 31, 2004	$(0.41)	$(7.41)	$(7.82)
Period from September 4, 2003 (inception) to December 31, 2003	$(0.09)	$0.09	$—
Period from September 4, 2003 (inception) to December 31, 2004	$(0.51)	$(11.28)	$(11.79)

Weighted average common shares outstanding:
Year ended December 31, 2004	7,010,205	(6,642,709)	367,496
Period from September 4, 2003 (inception) to December 31, 2003	4,425,660	(4,425,660)	—
Period from September 4, 2003 (inception) to December 31, 2004	6,378,784	(6,101,070)	277,714

2. THE MERGER

(a) Description of the Merger

On December 17, 2004, Medivation Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Company, merged with and into Medivation, Inc. (Medivation), a Delaware corporation, pursuant to an Agreement and Plan of Merger, dated as of December 17, 2004. Pursuant to the merger (the Merger), Medivation became a wholly owned subsidiary of the Company, the issued and outstanding shares of

ORION ACQUISITION CORP. II

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004

common stock of Medivation were converted into an aggregate of 331,925 shares of the Series B Preferred Stock of the Company, which is convertible into an aggregate of 6,638,490 shares of the Company’s Common Stock, and Orion’s pre-Merger cash balances of approximately $1,929,000 became available to fund the ongoing operations of the combined Company. After the Merger, but before giving effect to the Offering described in Note 6(a) below, the former Medivation stockholders owned approximately 81% of the Company’s issued and outstanding Common Stock, assuming conversion of all of the issued and outstanding Series B Preferred Stock and Series A Preferred Stock, and the exercise of all of the issued and outstanding Class B Warrants. Following the Merger, the business conducted by the Company is the business conducted by Medivation prior to the Merger.

As a result of the Merger, the 225,500 issued and outstanding Class B Warrants of the Company became exercisable to purchase an aggregate of 225,500 shares of the Company’s Common Stock at an exercise price of $0.125 per share. The Class B Warrants are exercisable until 5PM, New York City Time, on December 17, 2005.

(b) Accounting Treatment of the Merger; Financial Statement Presentation

The Merger was accounted for as a reverse merger under generally accepted accounting principles. Therefore: (1) the Company’s historical accumulated deficit for periods prior to December 17, 2004, in the amount of $422,120, was eliminated against additional-paid-in-capital, and (2) the consolidated financial statements present the previously issued shares of Series A Preferred Stock and Common Stock of Orion as having been issued pursuant to the Merger on December 17, 2004, and the shares of Series B Preferred Stock of the Company issued to the former Medivation stockholders in the Merger as having been outstanding since October 2003 (the month when Medivation first sold its equity securities). No goodwill or other intangible asset was recorded as a result of the Merger.

(c) Summary Pro Forma Financial Information

The following tables set forth (1) the total operating expenses, other income (net of other expense) and net losses of Orion and Medivation for the year ended December 31, 2004, for the period from inception (September 4, 2003) to December 31, 2003 and for the period from inception (September 4, 2003) to December 31, 2004, (2) the consolidated pro-forma information for Orion and Medivation for the above periods assuming that the Merger was completed on September 4, 2003, and (3) the consolidated pro-forma information for the above periods as further adjusted to eliminate Orion’s legal expenses and interest income earned on loans made to Citadel, Inc. as part of the merger agreement between Orion and Citadel, Inc., which was signed on June 23, 2004 and terminated on September 15, 2004, but which would not have been entered into had the Merger been completed on September 4, 2003.

Year ended December 31, 2004

	Medivation	Orion	Pro-forma	Adjustments	Pro-forma, as-adjusted
Total operating expenses	$2,876,298	$288,107	$3,164,405	$(109,969)	$3,054,436
Other income (net of other expense)	2,151	77,868	80,019	(71,609)	8,410
Net income (loss)	$(2,874,147)	$(210,239)	$(3,084,386)	$(38,360)	$(3,046,026)

ORION ACQUISITION CORP. II

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004

Inception (September 4, 2003) to December 31, 2003

	Medivation	Orion	Pro-forma	Adjustments	Pro-forma, as-adjusted
Total operating expenses	$403,062	$(28,892)	$374,170	—	$374,170
Other income (net of other expense)	1,613	8,774	10,387	—	10,387
Net income (loss)	$(401,449)	$37,666	$(363,783)	—	$(363,783)

Inception (September 4, 2003) to December 31, 2004

	Medivation	Orion	Pro-forma	Adjustments	Pro-forma, as-adjusted
Total operating expenses	$3,279,360	$259,215	$3,538,575	$(109,969)	$3,428,606
Other income (net of other expense)	3,765	86,642	90,406	(71,609)	18,797
Net income (loss)	$(3,275,595)	$(172,573)	$(3,448,169)	$(38,360)	$(3,409,809)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Consolidation

The consolidated financial statements incorporate the accounts of Orion Acquisition Corp. II, an inactive parent company, and its wholly owned operating subsidiary, Medivation, Inc. All significant inter-company transactions have been eliminated in consolidation.

(b) Development Stage Company

For the period from inception (September 4, 2003) to date, the Company has been a development stage enterprise, and accordingly, the Company’s operations have been directed primarily toward developing its proprietary technologies. The Company has experienced net losses since its inception and as of December 31, 2004, had an accumulated deficit of $3,275,595. Such losses and accumulated deficit resulted from the Company’s absence of revenue and significant costs incurred in the development of the Company’s proprietary technologies. The Company expects to incur substantial losses as it continues its research and development activities, particularly the conduct of clinical trials.

(c) Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions principally relate to services performed by third parties but not yet invoiced. Actual results could differ from those estimates.

(d) Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2004, cash and cash equivalents included $10,671,707 in cash and money market securities. The Company deposits cash and cash equivalents with high credit quality financial institutions and is insured to the maximum limitations. The Company presently maintains checking and money

ORION ACQUISITION CORP. II

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004

market accounts at Bank of America, and a money market account at Wells Fargo Bank. Deposits in these accounts totaled $34,286, $1,791,300 and $448, respectively, as of December 31, 2004, and are insured by the Federal Deposit Insurance Corporation up to a maximum of $100,000. The Company also maintains brokerage accounts at Bank of America and Wells Fargo Bank, with balances of $8,000,000 and $845,673, respectively, as of December 31, 2004, all of which was held in money market funds as of that date. Deposits in these accounts are insured by the Securities Investor Protection Corporation up to a maximum of $500,000 (including cash claims limited to $100,000). In January 2005, the Company used $7,897,851 of the money market funds held it its Bank of America brokerage account to purchase U.S. government debt securities with maturities ranging from April 2005 to November 2005.

(e) Property and Equipment

Property and equipment purchases incurred to date have been minor and have thus been expensed through December 31, 2004. Property and equipment purchases are recorded at cost. Repairs and maintenance costs are expensed in the period incurred. Items of property and equipment with costs greater than $5,000 will be capitalized and depreciated or amortized on a straight-line basis over the estimated useful lives of the assets as follows:

Description	Estimated Useful Life
Office equipment; furniture and fixtures	2-5 years
Leasehold improvements	Lesser of estimated useful life or life of lease

(f) Intellectual Property

Intellectual property acquired from third parties is recorded at historical acquisition cost, and at December 31, 2004 consisted of issued patents and pending patent applications. Any milestone payments that become due to third parties from whom the Company has acquired patent rights will be added to intellectual property acquisition cost and capitalized. Intellectual property consisting of issued patents is amortized over the period beginning on the acquisition date and ending on the expiration date of the patent. Intellectual property consisting of patent applications is amortized over the period beginning on the acquisition date and ending on the expiration date of any patent that may issue on that application. Legal and other costs of prosecuting and maintaining patent rights are expensed as incurred.

(g) Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

(h) Research and Development

Research and development costs are charged to expense when incurred.

ORION ACQUISITION CORP. II

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004

(i) Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents and trade payables. At December 31, 2004 the fair values of cash and cash equivalents and trade payables approximated their financial statement carrying amounts.

(j) Stock Based Compensation

The Company accounts for its stock-based compensation arrangements for employees, contractors and directors using the intrinsic value method pursuant to Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees,” as clarified by Financial Accounting Standards Board (FASB) Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation.” As such, compensation expense is recorded when, on the date of grant, the fair value of the underlying common stock exceeds the exercise price for stock options or the purchase price for issuances or sales of common stock. Statement of Financial Accounting Standard (SFAS) No. 123 “Accounting for Stock-Based Compensation,” established a fair value based method of accounting for stock-based compensation plans. The Company has adopted the disclosure only alternative under SFAS 123 which requires disclosure of the pro-forma effects of using the fair value method of accounting for stock-based compensation arrangements on earnings and earnings per share as if SFAS 123 had been adopted. The Company records compensation expense for the fair value of options granted to non-employees.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-based Compensation—Transition and Disclosure, an Amendment of FASB Statement No. 123.” SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial reports about the method of accounting for stock-based compensation and the effect of the method used on reported results. To date, the Company has not issued stock options to employees.

(k) Impairment or Disposal of Long-lived Assets

The Company evaluates its long-lived assets, primarily its intellectual property, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets or intangibles may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. In the year ended December 31, 2004, the Company wrote off $75,000 of its historical patent acquisition costs to reflect management’s decision to stop work on a patent application that does not cover either of the Company’s Dimebon or NT0904 product candidates. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. The impairment amount is included in research and development expenses.

(l) Loss per Common Share

The Company calculates loss per share in accordance with SFAS No. 128, “Earnings per Share.” Basic loss per share is computed by dividing the loss available to common shareholders by the weighted-average number of common shares outstanding. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

ORION ACQUISITION CORP. II

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004

The following potential common shares have been excluded from the computation of diluted net loss per share for the periods ended December 31, 2004 and 2003 because they are antidilutive:

Series B Preferred Stock	6,638,490
Series A Preferred Stock	110,000
Warrants	1,049,991
Options	616,556

TOTAL	8,415,037

(m) Reclassifications

Certain prior year amounts have been reclassified in order to conform to current year presentation.

(n) Recently Issued Accounting Pronouncements

SFAS No. 151

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs.” SFAS No. 151 amends the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) under the guidance in ARB No. 43, Chapter 4, “Inventory Pricing.” Paragraph 5 of ARB No. 43, Chapter 4, previously stated that “…under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges….” This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not expect adoption of SFAS No. 151 to have any impact on the Company’s financial statements.

SFAS No. 152

In December 2004, the FASB issued SFAS No. 152, “Accounting for Real Estate Time-Sharing Transactions.” The FASB issued this Statement as a result of the guidance provided in AICPA Statement of Position (SOP) 04-2, “Accounting for Real Estate Time-Sharing Transactions.” SOP 04-2 applies to all real estate time-sharing transactions. Among other items, the SOP provides guidance on the recording of credit losses and the treatment of selling costs, but does not change the revenue recognition guidance in SFAS No. 66, “Accounting for Sales of Real Estate,” for real estate time-sharing transactions. SFAS No. 152 amends Statement No. 66 to reference the guidance provided in SOP 04-2. SFAS No. 152 also amends SFAS No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects”, to state that SOP 04-2 provides the relevant guidance on accounting for incidental operations and costs related to the sale of real estate time-sharing transactions. SFAS No. 152 is effective for years beginning after June 15, 2005, with restatements of previously issued financial statements prohibited. This statement is not applicable to the Company.

SFAS No. 153

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets,” an amendment to Opinion No. 29, “Accounting for Nonmonetary Transactions.” Statement No. 153 eliminates certain

ORION ACQUISITION CORP. II

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004

differences in the guidance in Opinion No. 29 as compared to the guidance contained in standards issued by the International Accounting Standards Board. The amendment to Opinion No. 29 eliminates the fair value exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Such an exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in periods beginning after December 16, 2004. Management does not expect adoption of SFAS No. 153 to have any impact on the Company’s financial statements.

SFAS No. 123(R)

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment.” SFAS 123(R) amends SFAS No. 123, “Accounting for Stock-Based Compensation,” and APB Opinion 25, “Accounting for Stock Issued to Employees.” SFAS No. 123(R) requires that the cost of share-based payment transactions (including those with employees and non-employees) be recognized in the financial statements. SFAS No. 123(R) applies to all share-based payment transactions in which an entity acquires goods or services by issuing (or offering to issue) its shares, share options, or other equity instruments (except for those held by an ESOP) or by incurring liabilities (1) in amounts based (even in part) on the price of the entity’s shares or other equity instruments, or (2) that require (or may require) settlement by the issuance of an entity’s shares or other equity instruments. This statement is effective (1) for public companies qualifying as SEC small business issuers, as of the first interim period or fiscal year beginning after December 15, 2005, or (2) for all other public companies, as of the first interim period or fiscal year beginning after June 15, 2005, or (3) for all nonpublic entities, as of the first fiscal year beginning after December 15, 2005. Management is currently assessing the effect of SFAS No. 123(R) on the Company’s financial statements.

4. INTELLECTUAL PROPERTY

At December 31, 2004, intellectual property consisted of three patent families—one covering the use of Dimebon and certain related compounds to treat neurodegenerative diseases, one covering the use of Dimebon and certain related compounds for anti-aging purposes, and one covering the NT0904 family of compounds and uses thereof. Cash purchases of patent rights totaled $200,000 in the year ended December 31, 2004 and $25,000 in the period from inception (September 4, 2003) to December 31, 2003. This intellectual property is being amortized over periods ranging from 156 months to 248 months. Amortization expense on the Company’s intellectual property was $5,940 in the year ended December 31, 2004, and $332 in the period from inception (September 4, 2003) to December 31, 2003. Total amortization expenses under the foregoing schedule in the years ended December 31, 2005 through December 31, 2009 for intellectual property costs capitalized on or before December 31, 2004 will be $8,274 per year.

5. CONVERTIBLE NOTES WITH WARRANTS

Between October 10, 2003 and September 1, 2004, Medivation issued convertible promissory notes, with associated warrant coverage, in a series of transactions with two investors. The notes bore interest at a rate of 4.5% per year, were convertible into the class of equity securities issued by Medivation at its next equity financing at the same price per share as paid by investors in that equity financing, and matured on October 10, 2004. The associated warrants were exercisable to purchase shares of the class of equity securities issued by Medivation in its next equity financing at the same price per share as paid by investors in that equity financing.

ORION ACQUISITION CORP. II

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004

Using the Black-Scholes option pricing model and the following assumptions as of the dates these warrants were issued—stock price of $0.0004; historical volatility of 90%; risk free rate of approximately 4.5%; dividend yield of 0%; and warrant life of 10 years—the warrants were assigned no value. Accordingly, 100% of the proceeds received by Medivation in these financing transactions were allocated to the convertible notes. The following table summarizes these convertible note transactions.

Date	Principal Balance of Note
October 10, 2003	$1,000,000
April 1, 2004	250,000
June 8, 2004	200,000
August 1, 2004	200,000
September 1, 2004	200,000

Principal and accrued interest on these convertible notes as of December 17, 2004 was $1,922,450. A total of $1,299,731 of this amount was converted in the Offering into 838,536 shares of Common Stock at a price of $1.55 per share, and the remaining $622,720 (consisting of $595,861 in principal plus $26,859 in accrued interest) was repaid from proceeds of the Offering. The outstanding balance on these convertible notes as of December 31, 2004 was $0. The associated warrants were assumed by the Company in the Merger and became exercisable to purchase an aggregate of 238,709 shares of the Company’s Common Stock at an exercise price of $1.55 per share. The warrants are fully vested and expire in 2013 and 2014.

6. STOCKHOLDER’S EQUITY

(a) Common Stock

On December 17, 2004, the Company issued 7,741,935 shares of its Common Stock in a private placement to accredited investors at a price of $1.55 per share (the Offering), 6,903,399 of which were sold for cash, generating $10,700,270 in gross proceeds. The remaining 838,536 shares were issued in exchange for cancellation of outstanding bridge notes of Medivation, in the aggregate amount of $1,299,731, which were assumed by the Company in the Merger (Note 5). The shares issued in the Offering were not subject to refund, redemption or rescission and, accordingly, were included as a component of stockholders’ equity, net of the applicable costs.

MDB Capital Group LLC (MDB) acted as placement agent with respect to certain investors in the Offering. As partial compensation for these services, the Company issued to MDB and certain of its affiliates an aggregate of 572,878 shares of Common Stock. The cost of these shares, in the amount of $887,961 based on the $1.55 purchase price of the shares in the Offering, was offset against additional paid-in-capital in the year ended December 31, 2004. MDB also received warrants as partial compensation for its placement agent services (Note 6(c)).

Brock Capital Group LLC (Brock) acted as placement agent with respect to certain investors in the Offering. As compensation for these services, the Company issued to Brock and certain of its affiliates an aggregate of 52,821 shares of Common Stock. The cost of these shares, in the amount of $81,873 based on the $1.55 purchase price of the shares in the Offering, was offset against additional paid-in-capital in the year ended December 31, 2004.

In connection with the Merger and the Offering, the Company, the former stockholders of Medivation, the investors in the Offering and MDB have entered into registration rights agreements, pursuant to which the

ORION ACQUISITION CORP. II

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004

Company has agreed to register with the Securities and Exchange Commission for re-offer and re-sale (a) the 6,638,490 shares of Common Stock issuable upon conversion of the Series B Preferred Stock received by the former stockholders of Medivation in the Merger, (b) the 7,741,935 shares of Common Stock sold in the Offering, and (c) the 572,878 shares of Common Stock issued to MDB, and the 572,878 shares of Common Stock issuable upon exercise of the warrant issued to MDB, for placement agent services rendered in connection with the Offering. The Company has agreed with investors in the Offering to file the registration statement no later than January 31, 2005, and to arrange to have the registration statement declared effective no later than March 31, 2005, and must pay the investors in the Offering an aggregate of $6,000 for each day that the Company misses either or both of these deadlines. The Company intends to include in the registration statement an additional 477,113 shares of its Common Stock underlying outstanding warrants, and the 52,821 shares of Common Stock issued to Brock Capital Group LLC as compensation for placement agent services in the Offering.

(b) Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock with such designations, voting, and other rights and preferences as may be determined from time to time by the Board of Directors.

Series A Convertible Redeemable Preferred Stock. The Company has outstanding 110 shares of Series A Convertible Redeemable Preferred Stock, which it issued for an aggregate purchase price of $11,000. The Series A Convertible Redeemable Preferred Stock is non-voting and does not bear dividends. Each share of Series A Convertible Redeemable Preferred Stock is convertible into 1,000 shares of the Company’s Common Stock at any time until December 17, 2005. The Series A Convertible Redeemable Preferred Stock is redeemable at any time, at the option of the holder(s) thereof, for a redemption price equal to its original purchase price. Because of this redemption feature, the Series A Convertible Redeemable Preferred Stock is reflected as a liability on the consolidated financial statements.

Series B Convertible Preferred Stock. Pursuant to the Merger, on December 17, 2004, the 2,700,000 issued and outstanding shares of Medivation Common Stock, $0.001 par value per share, were converted into an aggregate of 331,925 shares of Series B Convertible Preferred Stock of the Company. The shares of Medivation Common Stock were issued in private transactions in October 2003 for an aggregate price of $2,700. Payment for 1,800,000 of these shares was in cash, and payment for the remaining 900,000 shares was in intellectual property.

Each outstanding share of Series B Convertible Preferred Stock will convert automatically into 20 shares of Common Stock (subject to normal adjustments) at such time as the Company increases the number of authorized shares of Common Stock to be equal to or in excess of 25,000,000. The Series B Convertible Preferred Stock has no liquidation rights in preference to the Common Stock, no redemption rights, and no right to dividends, unless dividends are paid to holders of the Common Stock. Until the Series B Convertible Preferred Stock converts into Common Stock, (1) all matters submitted for a vote or consent of the stockholders of the Company will require approval of a majority of the outstanding shares of Series B Convertible Preferred Stock, voting separately as a series, and of a majority of the outstanding shares of Common Stock of the Company on an as-converted basis, (2) the holders of the Series B Convertible Preferred Stock have the right to nominate one member of the Company’s board of directors, and (3) all matters submitted for a vote or consent of the board of directors of the Company require the approval of Series B Board Representative.

Because the number of authorized shares of the Company’s common stock is not currently sufficient for the conversion of all of the shares Series B Convertible Preferred Stock, full conversion is contingent on the

ORION ACQUISITION CORP. II

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004

amendment of the Company’s certificate of incorporation to increase the number of authorized common shares. Pursuant to EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” the fair value of the Series B Convertible Preferred Stock has been recorded as a current liability until the Company has sufficient authorized shares available to be delivered if the Series B Convertible Preferred Stock is converted to common stock.

(c) Warrants

On November 16, 2004, Medivation issued warrants to purchase its equity securities to two officers in return for their agreement to guarantee specified professional fees incurred by Medivation related to the Merger. These warrants were assumed by the Company in the Merger, and became exercisable to purchase an aggregate of 12,904 shares of the Company’s Common Stock at a price of $1.55 per share. The fair value of these warrants in the amount of $17,505 (based on the Black-Scholes option pricing model and the following assumptions: stock price of $1.55; historical volatility of 90%; risk free rate of approximately 4.5%; dividend yield of 0%; and warrant life of 10 years) was recorded as an expense in the statement of operations for the year ended December 31, 2004.

MDB Capital Group LLC (MDB) acted as placement agent with respect to certain investors in the Offering. As partial compensation for these services, the Company issued to MDB and certain of its affiliates warrants to purchase an aggregate of 572,878 shares of Common Stock at a price of $1.55 per share, exercisable for a period beginning on December 17, 2004 and ending five years thereafter. The fair value of these warrants is $633,149, based on the Black-Scholes option pricing model and the following assumptions: stock price of $1.55; historical volatility of 90%; risk free rate of approximately 4.5%; dividend yield of 0%; and warrant life of 5 years. Pursuant to Emerging Issues Task Force 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” the fair value of these warrants has been recorded as a current liability until the Company has sufficient authorized shares available to be delivered if the warrants were exercised. In addition, the Company is required to report the fluctuation to the fair value of the warrant liability in current operations. During the period from December 17, 2004 to December 31, 2004, the fair value of these warrants did not change.

(d) Equity Incentive Plan

Pursuant to the Merger, the Company assumed the Medivation Equity Incentive Plan (the Equity Incentive Plan), and reserved an aggregate of 1,106,415 shares of its Common Stock for issuance upon the exercise of awards granted under the Equity Incentive Plan.

The Equity Incentive Plan provides for the issuance of options and other equity-based awards, including restricted stock and stock appreciation rights. Options granted under the Equity Incentive Plan may be nonqualified or qualified incentive stock options under Section 422A of the Internal Revenue Code of 1986, as amended. The Equity Incentive Plan is administered by our board of directors, or a committee appointed by the Board, which determines recipients and types of options to be granted, including the vesting schedule, the number of shares subject to the options and the exercisability of the options. The term of the stock options granted under the Equity Incentive Plan may not exceed ten years. The exercise price for all options is determined by our board of directors, or by a committee appointed by the board, at the time of grant. The options may, but need not, contain provisions for early exercise and the right of first refusal. No incentive stock option may be granted to any person who, at the time of the grant, owns, or is deemed to own, stock constituting more

ORION ACQUISITION CORP. II

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004

than 10% of our total combined voting power, unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and the term of the option does not exceed five years from the date of grant.

Options granted under the Equity Incentive Plan vest at the rate specified in each optionee’s option agreement. Unless determined otherwise by the administrator of the Equity Incentive Plan, no stock option may be transferred by the optionee other than by will or the laws of descent or distribution and may be exercised during the lifetime of the optionee only by the optionee. An optionee whose relationship with us or any affiliate ceases for any reason, other than by death or permanent or total disability, may exercise options within the period of time as is specified in the optionee’s option agreement, which typically is at least thirty days. If no period of time is specified in the optionee’s option agreement, then the option is exercisable for a period of three months. When an optionee’s relationship with us or any affiliate ceases due to death or permanent or total disability, options may be exercised within the period of time as is specified in the optionee’s option agreement, which typically is at least six months. If no period of time is specified in the optionee’s option agreement, then the option is exercisable for a period of twelve months.

Upon our change in control, all outstanding options under the Equity Incentive Plan will be accelerated and become immediately exercisable. A change of control is defined in the Equity Incentive Plan to include, subject to certain exceptions (i) the acquisition, directly or indirectly, by any “person” or “group” (as defined in the Securities Exchange Act of 1934, as amended, and the rules thereunder) of “beneficial ownership” (as defined in the Securities Exchange Act of 1934, as amended, and the rules thereunder) of our voting securities that represent 50% or more of our combined outstanding voting power; (ii) during any period of two consecutive years, individuals who, at the beginning of such period, constitute our board of directors together with any new director(s), cease for any reason to constitute a majority thereof; (iii) the consummation, whether directly or indirectly and subject to certain exceptions, of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of our assets or (z) our acquisition of assets or stock of another entity and (iv) our liquidation or dissolution. The Merger and the Offering did not constitute a change of control under the Equity Incentive Plan.

A summary of the status of the Equity Incentive Plan as of December 31, 2004 and the year then ended is presented below.

	2004
Fixed Options	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	0	—
Granted	616,556	$0.85
Exercised	0	—
Forfeited	0	—
Outstanding at year end	616,556	$0.85
Weighted-average fair value of options granted during the year	$1.43
Weighted-average fair value of exercisable options	$1.43

ORION ACQUISITION CORP. II

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004

The following table summarizes information about fixed stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable
Exercise Prices	Number Outstanding at 12/31/04	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 12/31/04	Weighted-Average Exercise Price
$0.02	280,717	9.5 years	$0.02	280,717	$0.02
$1.55	335,839	10 years	$1.55	335,839	$1.55

All of the 616,556 options outstanding under the Equity Incentive Plan as of December 31, 2004 were issued by Medivation to its consultants. As of December 31, 2004, all 616,556 options were exercisable, but the shares of Common Stock issuable upon exercise of those options remained subject to repurchase at the option exercise price if the optionee’s term of service for Medivation ends. At December 31, 2004, 489,859 options were available for future grants under the Equity Incentive Plan.

For the year ended December 31, 2004, the Company recorded a stock-based compensation expense of $109,265 to reflect the appropriate portion of the total cost of the 616,556 options granted in 2004. All such options were granted to consultants as partial or total compensation for services to be provided under consulting agreements.

These options were assigned an aggregate value of $882,719 as of December 31, 2004 using the Black-Scholes option pricing model and the following assumptions: stock price of $1.55; historical volatility of 90%; risk free rate of approximately 4.5%; dividend yield of 0%; and option life of approximately 9.5 years. In accordance with Emerging Issues Task Force (EITF) Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” and EITF Issue No. 00-18, “Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees,” the stock-based compensation expense recorded in the Company’s Statement of Operations for the year ended December 31, 2004, in the amount of $109,265, reflected the portion of the aggregate option value corresponding to the aggregate number of shares vested on the options through that date. As further portions of these options are earned in the future, the Company will recognize additional expense based on their then-current fair market value.

(e) Equity Transactions Related to the Reverse Merger

Because the Merger was accounted for as a reverse merger under generally accepted accounting principles, (1) the Company’s historical accumulated deficit for periods prior to December 17, 2004, in the amount of $422,120, was eliminated against additional-paid-in-capital, and (2) the consolidated financial statements present the previously issued shares of Series A Preferred Stock and Common Stock of Orion as having been issued pursuant to the Merger on December 17, 2004, and the shares of Series B Preferred Stock of the Company issued to the former Medivation stockholders in the Merger as having been outstanding since October 2003 (the month when Medivation first sold its equity securities).

7. COMMITMENTS AND CONTINGENCIES

The Company leases office facilities under a non-cancelable operating lease that expires in October 2005. Total rent expense under this operating lease for the year ended December 31, 2004 and for the period from inception (September 4, 2003) through December 31, 2003 was $62,517 and $10,420, respectively. Future lease obligations under this non-cancelable operating lease as of December 31, 2004 are $52,098.

ORION ACQUISITION CORP. II

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004

The Company’s intellectual property at December 31, 2004 consisted of three patent families purchased by the Company from third parties (Note 4). The purchase agreements require the Company to make milestone and royalty payments as described below.

Payments with respect to our intellectual property covering the use of Dimebon to treat neurodegenerative diseases consist of royalties of 0.5% of net revenues, with a cap of $5 million. Payments with respect to our intellectual property covering the use of Dimebon for anti-aging purposes consist of a milestone payment of $50,000 upon the issuance of the first patent, a milestone payment of $70,000 upon the commencement of the first clinical trial of a product covered by this intellectual property, a milestone payment of $350,000 upon receipt of the first regulatory approval to sell a product covered by this intellectual property in the United States or Europe, and royalties of 1% of net sales of such products. Payments with respect to our intellectual property covering NT0904 consist of a milestone payment of $100,000 upon the commencement of the first clinical trial of a product covered by this intellectual property, a milestone payment of $350,000 upon receipt of the first regulatory approval to sell a product covered by this intellectual property in the U.S. or Europe, and royalties of 1% of net sales of such products.

8. INCOME TAXES

The tax effects of temporary differences which give rise to the deferred tax provision at December 31, 2004 consisted of the following:

Deferred tax assets
Net operating loss carryforward	$1,267,807
Warrant based compensation	54,308
State tax-deferred	(58,384)
Less valuation allowance	(1,263,731)

Net deferred tax assets	$—

The following table presents the current and deferred income tax provision for (benefit from) federal and state income taxes for the year ended December 31, 2004 and for the period from inception (September 4, 2003) to December 31, 2003:

	Year ended Dec. 31, 2004	Inception (Sept. 4, 2003) to Dec. 31, 2003
Current
Federal	$—	$—
State	1,600	800

	1,600	800

Deferred
Federal	—	—
State	—	—

	$1,600	$800

ORION ACQUISITION CORP. II

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2004

The provision for income taxes differs from the amount that would result from applying the federal statutory rate for the year ended December 31, 2004 and for the period from inception (September 4, 2003) to December 31, 2003 as follows:

	Year ended Dec. 31, 2004	Inception (Sept. 4, 2003) to Dec. 31, 2003
Statutory regular federal income benefit rate	(34.0)%	(34.0)%
State taxes	(3.0)%	(2.8)%
Prior year adjustments	(1.9)%	—
Change in valuation allowance	38.8%	36.9%
Other	0.1%	(0.1)%

Total	0.0%	0.0%

The valuation allowance increased by $1,115,982 and $147,749 during the year ended December 31, 2004, and for the period from inception (September 4, 2003) to December 31, 2003, respectively. The deferred income tax benefit of the loss carryforward is the only significant deferred income tax asset or liability of the Company and has been offset by a valuation allowance since management does not believe the recoverability of this deferred tax asset during the next fiscal year is more likely than not. Accordingly, a deferred income tax benefit for the year ended December 31, 2004 has not been recognized in these financial statements.

As December 31, 2004, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $3,207,000 and $1,961,000, respectively. The net operating loss carryforwards begin expiring in 2022 and 2012, respectively.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus or to which we have referred you in this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell the common stock covered by this prospectus. The information in this prospectus may only be accurate as of the date of this prospectus.

Medivation is a trademark in the U.S. This prospectus includes product names, trade names and trademarks of other companies. All other product names, trade names and trademarks appearing in this prospectus are the property of their respective holders. Aricept®, Exelon®, Reminyl® and Namenda® are registered trademarks of Pfizer Inc. and Eisai Co., Ltd., Novartis AG, Johnson & Johnson and Forest Laboratories, Inc., respectively; and, without limitation, any product name, trade name, or trademark in this prospectus followed immediately with the ® or ™ symbol is meant to indicate that the company has no product name, trade name, or trademark or other intellectual property rights with respect to such word.

Prospectus

ORION ACQUISITION CORP. II

Common Stock

(par value $0.01 per share)

The date of this prospectus is May 16, 2005